Form 10-K, Exhibit 13
period 1994-03-01
FIELDCREST CANNON INC
filed 1994-03-30
CIK 35469

                 Fieldcrest Cannon, Inc.
                 Management's discussion and analysis
Results of
operations
The following summary income statement from continuing operations sets forth the percentage relationship that certain costs and expenses and other items in the income statement bear to net sales (dollars in millions).

                                                  1993                  1992                 1991
                                             Amount    Percent    Amount    Percent    Amount    Percent
Net Sales                                  $1,000.1    100.0  %   $981.8    100.0  %   $960.6    100.0  %
Cost of sales                                 834.7     83.5      818.7      83.4      828.6      86.3
Selling, general and administrative           101.8     10.2      102.2      10.4       92.4       9.6
Restructuring charges                          10.0      1.0         --        --         --        --
Operating income                               53.6      5.3       60.9       6.2       39.6       4.1
Interest expense                               27.7      2.7       34.1       3.5       37.0       3.8
Other (income) expense, net                    (1.0)     (.1)        .2        --       (1.0 )     (.1)
Income from continuing operations before
  income taxes, extraordinary charge and
  accounting changes                           26.9      2.7       26.6       2.7        3.6        .4
Federal and state income taxes                 11.9      1.2       10.9       1.1        2.2        .3
Income from continuing operations before
  extraordinary charge and accounting
  changes                                  $   15.0      1.5  %   $15.7       1.6  %   $ 1.4        .1  %

1993 compared
to 1992
Net sales from continuing operations in 1993 increased to $1,000.1 million in 1993, compared to $981.8 million in 1992. The 1.9% increase was due primarily to increased volume. Although there were some improvements in sales mix, average selling prices in 1993 were lower than 1992.
Operating income as a percent of sales was 5.3% in 1993 compared to 6.2% in 1992. Operating income was reduced 1.0% in 1993 due to $10 million of restructuring charges and .2% in 1992 by $2 million of nonrecurring items (see
Note 4 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS). Before these adjustments operating income as a percent of sales was 6.3% in 1993 compared to 6.4% in 1992. Despite the increase in sales volume, operating income has not risen due to continued competitive pressures on selling prices.
Selling, general and administrative expenses as a percent of sales decreased from 10.4% in 1992 to 10.2% in 1993. The 1992 expenses include $2 million of costs related to the consolidation of certain sales offices in New York City. Without these costs, selling, general and administrative expenses as a percent of sales during 1992 and 1993 would have been approximately the same.
Interest expense decreased $6.4 million in 1993 due primarily to a reduction of debt with the proceeds from the sale of the carpet and rug division in July 1993 and the redemption of the 13.5% Debentures in July 1992 with the proceeds from the sale of 1.5 million shares of Common Stock and $85 million of 11.25% Debentures.
                 Fieldcrest Cannon, Inc.
                 Management's discussion and analysis
1993 compared
to 1992
continued
The effective income tax rate was 44.3% in 1993, compared to 41.0% in 1992. The increase in the effective income tax rate is due primarily to the increase in the federal statutory income tax rate from 34% to 35% and a related $1.4 million non-cash expense to adjust existing deferred tax balances arising from differences in the book and tax bases of the Company's assets and liabilities. See Note 14 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
Income from continuing operations before accounting changes was $15.0 million or $1.24 per share in 1993 compared to $15.7 million or $1.39 per share in 1992. Income from the discontinued carpet and rug division was $3.2 million or $.27 per share in 1993 compared to $4.7 million or $.42 per share in 1992. The carpet and rug division was sold in July 1993 and a $15.1 pre-tax gain on the disposition increased net income $9.2 million or $.78 per share. The Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions" and FAS 109, "Accounting for Income Taxes", effective January 1, 1993. The cumulative effect of these accounting changes reduced 1993 net income by $70.3 million or $5.99 per share. After the effect of accounting changes a net loss of $42.9 million, or $3.70 per share, was incurred in 1993.
Significant changes in the Company's capital structure occurred during 1993 as a result of the sale of the carpet and rug division, the issuance of 1.5 million shares of convertible preferred stock and the acquisition of 3.6 million shares of the Company's common stock with the purchase of Amoskeag Company. Assuming that all of these transactions had occurred as of the beginning of 1993 and excluding the nonrecurring restructuring charges and income tax adjustment referred to above, proforma 1993 income from continuing operations was $2.15 per common share. For additional information see Note 11 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
1992 compared
to 1991
Net sales from continuing operations in 1992 increased to $981.8 million, compared to $960.6 million in 1991. This improvement in bed and bath product sales represents a 2.2% increase over 1991 sales.
Operating income as a percent of sales increased to 6.2% compared to 4.1% in
1991.
Higher operating income in the bed and bath division resulted principally from lower cotton costs, increased sales volume and related higher mill activity levels. Results for 1992 includes a $3.5 million pre-tax charge to provide for the cost of closing and disposing of a towel manufacturing facility in York, South Carolina. Production from this facility has been transferred to other Company towel plants without a reduction in overall towel production capacity. The Company also recognized a $1.5 million pre-tax credit in 1992 from the adjustment of reserves established in 1990 for discontinuing the automatic blanket operations which were no longer required. The combined effect of the two non-recurring items reduced operating income by $2.0 million and net income by $1.2 million, or $.11 per share. An increase in wages and other cost increases were partially offset by savings realized from the Company's cost reduction efforts.
Selling, general and administrative expenses as a percent of sales increased from 9.6% in 1991 to 10.4% in 1992. The increase was due primarily to higher selling expenses experienced during 1992 including $2 million of costs related to the consolidation of certain sales offices in New York City.
Interest expense decreased $2.8 million in 1992 due primarily to the redemption of the 13.5% Debentures on July 10, 1992 with the proceeds from the sale of both
1.5 million shares of Common Stock at $17.75 per share and $85 million of 11.25% Debentures. Interest expense was also reduced by the repayment of other debt with cash flows from operating activities.
The effective income tax rate was 41.0% in 1992, compared to 61.0% in 1991. The decrease in the effective income tax rate is due primarily to basis adjustments in acquired companies which do not change with increases or decreases in pre-tax income. For additional information see Note 14 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
Income from continuing operations before extraordinary charge was $15.7 million or $1.39 per share in 1992 compared to $1.4 million or $.13 per share in 1991. Income from the discontinued carpet and rug division was $4.7 million or $.42 per share in 1992 compared to $1.8 million or $.17 per share in 1991. A prepayment premium of $5.4 million on the early retirement of the Company's 13.5% Debentures and the write-off of approximately $3.0 million of deferred financing
12

                 Fieldcrest Cannon, Inc.
                 Management's discussion and analysis
1992 compared
to 1991
continued
costs related to the Debentures and the old revolving credit facility resulted in an after-tax extraordinary charge of $5.2 million, or $.46 per share. Net income after discontinued operations and the extraordinary charge was $15.2 million, or $1.35 per share.
Liquidity and
capital resources
The Company's primary capital requirements are for working capital, principally inventory and accounts receivable, and capital expenditures. The Company historically has financed these requirements, including its working capital requirements which follow a seasonal pattern, with funds generated from its operations and through borrowings under its revolving credit agreements.

The table below summarizes for the continuing business of the Company cash provided by operating and financing activities and cash used for additions to plant and equipment.

(Dollars in thousands)          1993         1992
Cash provided by:
Net income (loss)             $ (42,931)   $ 15,250
Cumulative effect of
accounting changes               70,305          --
Extraordinary charge from
early retirement of debt             --       5,179
(Income) from discontinued
operations                      (12,408)     (4,739)
Depreciation and
amortization                     31,539      31,370
Deferred income taxes             2,329       4,826
Working capital                 (53,300)      6,306
Other                             1,726      (2,348)
Financing activities           (119,309)    (55,907)
Total cash provided (used)     (122,049)        (63)
Cash used for:
Additions to plant and
equipment                        21,594      20,687
Other, including sale of
plant and equipment             (12,621)     (3,955)
Total cash used                   8,973      16,732
Increase (decrease)
in cash from continuing
operations                     (131,022)    (16,795)
Cash provided by
discontinued operations         130,222      12,122
Increase (decrease)
in cash                       $    (800)   $ (4,673)

Working capital requirements increased in 1993 primarily because accounts receivables increased $13.1 million, inventories increased by $10.6 million and the $32.5 million of assets held for sale acquired with Amoskeag. Cash provided by working capital increased in 1992 primarily because accounts receivables decreased $10.8 million and accounts payable and accrued liabilities increased by $1.0 million.
On November 24, 1993 the Company completed a tender offer for all of the outstanding shares of Amoskeag Company ("Amoskeag") for an aggregate of approximately $141.7 million. The purchase was financed with $72.4 million of net proceeds from the issuance of 1.5 million shares of $3.00 Convertible Preferred Stock and the balance with borrowings under the Company's revolving credit facility. The preferred stock has an annual dividend requirement of $4.5 million. Amoskeag owned 3,606,400 shares of the Company's common stock which has been assigned a cost of $117.2 million and treated as the purchase of treasury stock. The remaining assets of Amoskeag have been valued at their net realizable value. At December 31, 1993, such assets held for sale totalled $32.5 million and are expected to be a source of cash during 1994.
Total debt as a percent of total capitalization (long-term debt, short-term debt and shareowners' equity) was 61% at December 31, 1993, compared to 57% at the end of 1992.
Capital expenditures totalled $21.6 million in 1993 compared to $20.7 million spent in 1992. The Company also entered into operating lease agreements with a financial institution for certain new manufacturing and warehouse equipment having a fair market value of approximately $8 million in 1993 and $9 million in 1992. Capital expenditures for 1994 are expected to be approximately $50 million. Included in the 1994 expenditures is the start of a three-year $90 million capital project for a new weaving plant at the Company's Columbus, Ga./Phoenix City, Ala. towel mill. It is anticipated that financing of future capital expenditures will be provided by cash flows from operations, borrowings under the Company's revolving credit facility, and, possibly, the sale of long-term debt or equity securities.
                 Fieldcrest Cannon, Inc.
                 Management's discussion and analysis
Liquidity and
capital resources
continued
The Company's revolving credit facility allows the Company to borrow up to $150 million through January 3, 1996. The Company elected to reduce the facility to $150 million from $235 million in November 1993 because of reduced borrowing requirements. The Company uses its revolving credit facility for long-term debt purposes and its seasonal borrowing requirements during the year. Short-term borrowings are required during the year to finance seasonal increases in inventories and receivables. The Company has a program to hedge a portion of its exposure to changes in the cost of its variable rate debt with the use of interest rate instruments. For additional information, see Note 8 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
At December 31, 1993, the revolving credit facility was secured by a first lien on substantially all of the Company's assets and bore interest, at the Company's option, at the prime rate fixed by The First National Bank of Boston plus 1%, or at a Euromarket-based rate plus 2.5%. In March 1994 the revolving credit facility was amended to reduce the interest rate on borrowings, at the Company's option, to the prime rate fixed by the First National Bank of Boston, or at a Euromarket-based rate plus 1%. The amendment also extended the facility through January 6, 1998 and removed the lien on the Company's plant and equipment.
The revolving credit facility requires, among other things, that the Company maintain certain financial ratios with regard to working capital, interest coverage, funded debt and net worth. It also limits the amount of dividends that may be paid by the Company during any twelve-month period to the lesser of 40% of the Company's net income during the immediately preceding twelve months or $15 million and contains additional financial covenants which may further restrict the ability of the Company to pay dividends. The agreement places restrictions on the Company's ability to incur debt or liens, to make certain investments and to effect certain mergers, consolidations or sales of assets or changes in control.
At December 31, 1993, borrowings under the $150 million revolving term debt agreement totalled $76.4 million and $73.6 million of the facility was available and unused.
As of December 31, 1993 the Company lowered its discount rate from 8.25% to 7.25% for valuing its accumulated pension benefit obligations under FAS 87, "Employers' Accounting for Pensions" and its accumulated postretirement health care and life insurance benefit obligations under FAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions". The lower discount rate of 7.25% results in a higher value for the calculated obligations and will result in higher expenses in 1994 than would have been provided with the previous 8.25% discount rate. The increase in expense is not expected to materially effect the Company's future operating results or financial condition. Market and dividend data
The Company's Common Stock is listed on the New York Stock Exchange (trading symbol: FLD). At December 31, 1993, there were 2,401 shareholders of record of Common Stock. See Note 8 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS regarding restrictions on the payment of dividends. No dividends were paid during the last two years. The high and low sale prices on the New York Stock Exchange composite tape for the last two years were as shown:

                                       Market price Common Stock
Quarter, 1993                           High                 Low
1st                                      $27        $     18 1/8
2nd                                   29 1/8                  22
3rd                                   27 5/8              19 1/2
4th                                   27 1/2              23 3/4
Quarter, 1992
1st                                      $20        $     11 7/8
2nd                                   22 1/8              16 3/4
3rd                                   20 1/2                  17
4th                                   19 3/8              15 5/8

14
                 Fieldcrest Cannon, Inc.
                 Management's discussion and analysis
Quarterly data
(Unaudited)
Data in millions, except per share information

1993 quarter ended                                       March 31       June 30       Sept. 30       Dec. 31
Net sales                                                  $203.9       $256.5          $256.7        $282.9
Gross profit                                                 36.9         39.3            43.0          46.3
Operating income                                             11.9         14.0             7.5          20.2
Income (loss) from continuing operations before
accounting changes                                            2.7          4.1             (.5)          8.7
Income and gain on sale from discontinued operations          1.0          3.0             8.4            --
Cumulative effect of accounting changes                     (70.3)          --              --            --
Net income (loss)                                           (66.6)         7.1             7.9           8.7
Primary earnings (loss) per share from continuing
operations before accounting changes                          .22          .34            (.04)          .77
Primary earnings per share from discontinued
operations                                                    .09          .25             .69            --
Primary earnings (loss) per share from cumulative
effect of accounting changes                                (5.86)          --              --            --
Primary earnings per share                                  (5.55)         .59             .65           .77
Fully diluted earnings per share                               --          .55             .60           .67
1992 quarter ended                                       March 31       June 30       Sept. 30       Dec. 31
Net sales                                                  $212.4       $255.3          $243.2        $270.9
Gross profit                                                 33.9         40.0            43.8          45.3
Operating income                                              8.8         16.3            18.3          17.5
Income (loss) from continuing operations before
extraordinary charge                                          (.1)         4.2             5.8           5.8
Income from discontinued operations                            .7          1.2              .8           2.0
Extraordinary charge-early retirement of debt                  --         (5.2 )            --            --
Net income                                                     .6           .2             6.6           7.8
Primary earnings per share from continuing operations
before extraordinary charge                                    --          .39             .48           .48
Primary earnings per share from discontinued
operations                                                    .06          .12             .07           .17
Primary earnings per share from extraordinary
charge-early retirement of debt                                --         (.49 )            --            --
Primary earnings per share                                    .06          .02             .55           .65
Fully diluted earnings per share                              .06           --             .52           .61

Quarterly earnings per share amounts presented do not equal the annual earnings per share amount due to the purchase of treasury shares during 1993 and the issuance of shares during 1992.
The first quarter of 1993 includes the cumulative effect of the changes in accounting principles related to the Company's accounting for income taxes and post-retirement benefits other than pensions, effective January 1, 1993, which reduced net income by $70.3 million or $5.86 per share. Fully diluted earnings per share are not presented for the quarter as the effects are anti-dilutive.
                 Fieldcrest Cannon, Inc.
                 Management's discussion and analysis
Quarterly data
(Unaudited)
continued
The third quarter of 1993 includes restructuring charges of $10 million which reduced after-tax income from continuing operations by $6.1 million and $1.4 million of additional income taxes due to the increase in the statutory federal income tax rate. These items reduced income from continuing operations and net income by $7.5 million, or $.62 per share. Discontinued operations for the third quarter of 1993 includes a gain from disposition of the carpet and rug division which increased income by $9.2 million, or $.76 per primary share.
The second quarter of 1992 included an extraordinary charge for early retirement of debt which reduced net income for the quarter by $5.2 million, or $.49 per primary share. Fully diluted earnings per share for the quarter are not presented as effects are anti-dilutive.
The fourth quarter of 1992 included a $3.5 million pre-tax charge for closing and disposing of a towel manufacturing facility and a $1.5 million pre-tax credit from adjustment of reserves established in 1990 for discontinuing the automatic blanket operations which were no longer required. The combined effect of the two non-recurring items reduced net income for the quarter by $1.2 million, or $.10 per share.
16
                 Fieldcrest Cannon, Inc.
                 Consolidated statement of income and retained earnings
                 For the years ended December 31
                 Dollars in thousands, except per share data

                                                                                                 1993           1992           1991
Revenues
                            Net sales                                                     $ 1,000,107    $   981,773    $   960,663
                            Cost of sales (notes 4, 5)                                        834,701        818,729        828,634
                            Selling, general and administrative                               101,843        102,189         92,416
                            Restructuring charges (note 4)                                     10,000             --             --
                            Total operating costs and expenses                                946,544        920,918        921,050
                            Operating income                                                   53,563         60,855         39,613
Other deductions (income)
                            Interest expense                                                   27,659         34,149         36,998
                            Other, net                                                           (975)           130           (959)
                            Total other deductions                                             26,684         34,279         36,039
                            Income before income taxes                                         26,879         26,576          3,574
                            Federal and state income taxes (note 14)                           11,913         10,886          2,179
Net income (loss)
and retained
earnings                           Income from continuing operations before extraordinary
                            charge and accounting changes                                  14,966         15,690          1,395
                            Income from discontinued operations                                 3,201          4,739          1,770
                            Gain from disposition of discontinued operations                    9,207             --             --
                            Extraordinary charge -- early retirement of debt                       --         (5,179)            --
                            Cumulative effect of accounting changes                           (70,305)            --             --
                            Net income (loss)                                                 (42,931)        15,250          3,165
                            Preferred dividends                                                  (463)            --             --
                            Earnings (loss) on common                                     $   (43,394)   $    15,250    $     3,165
                            Amount added to (subtracted from) retained earnings               (43,394)        15,250          3,165
                            Retained earnings, January 1                                      136,429        121,179        118,014
                            Retained earnings, December 31                                $    93,035    $   136,429    $   121,179
Income (loss) per common
share                            Primary from continuing operations before
                            extraordinary charge and accounting changes               $      1.24    $      1.39    $       .13
                            Income from discontinued operations                                   .27            .42            .17
                            Gain from disposition of discontinued operations                      .78             --             --
                            Extraordinary charge                                                   --           (.46)            --
                            Cumulative effect of accounting changes                             (5.99)            --             --
                            Primary earnings per common share                             $     (3.70)   $      1.35    $       .30
                            Fully diluted before extraordinary charge (note 1)            $        --    $      1.78    $       .30
                            Fully diluted after extraordinary charge and accounting
                                changes (note 1)                                          $        --    $        --    $       .30
                            Average primary shares outstanding (note 1)                    11,732,505     11,256,461     10,422,810
                            Average fully diluted shares outstanding (note 1)              11,733,276     14,082,678     10,423,490

                 THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                 Fieldcrest Cannon, Inc.
                 Consolidated statement of financial position
                 At December 31,
                 Dollars in thousands

                                                                                                                        1993
                            Assets
Current assets
                            Cash                                                                                   $   3,865
                            Accounts receivable less allowances of $12,161 in 1993 and
                                $15,942 in 1992, principally trade                                                   164,419
                            Inventories (note 5)                                                                     209,834
                            Deferred tax assets                                                                           --
                            Net assets held for sale                                                                  32,536
                            Other prepaid expenses and current assets                                                  2,491
                            Total current assets                                                                     413,145
Other assets
                            Plant and equipment, net (notes 6, 9)                                                    294,277

                            Deferred charges and other assets                                                         33,024
                            Total assets                                                                           $ 740,446
                            Liabilities and shareowners' equity
Current liabilities
                            Accounts and drafts payable                                                            $  61,365
                            Federal and state income taxes                                                               262
                            Deferred income taxes                                                                     14,799
                            Accrued liabilities (note 7)                                                              65,996
                            Short-term debt (note 8)                                                                      --
                            Current portion of long-term debt                                                          8,397
                            Total current liabilities                                                                150,819
Non-current
liabilities
                            Senior long-term debt (note 8)                                                            84,611
                            Subordinated long-term debt (note 8)                                                     210,000
                            Total long-term debt                                                                     294,611
                            Deferred income taxes                                                                     35,182
                            Other non-current liabilities                                                             66,504
                            Total non-current liabilities                                                            396,297
                            Total liabilities                                                                        547,116
                            Commitments (notes 9, 12, 13)
Shareowners' equity
                            Preferred Stock, $.01 par value (note 10)
                            Shares authorized: 10,000,000
                            Shares issued, 1993: 1,500,000
                            (aggregate liquidation preference of $75,000)                                                 15
                            Common Stock, $1 par value (note 10)
                            Shares authorized: 25,000,000
                            Shares issued, 1993: 12,186,167                                                           12,186
                            Shares issued, 1992: 8,338,941
                            Class B Common Stock, $1 par value (note 10)
                            Shares authorized: 15,000,000
                            Shares issued, 1992: 3,635,114                                                                --
                            Additional paid in capital                                                               212,799
                            Minimum pension liability adjustment                                                      (7,480)
                            Retained earnings                                                                         93,035
                            Excess purchase price for Common Stock acquired
                                and held in treasury -- 3,606,400 shares                                            (117,225)
                            Total shareowners' equity                                                                193,330
                            Total liabilities and shareowners' equity                                              $ 740,446
                                1992
                            <
                            $  4,665
Current assets
                             181,056
                             244,321
                              23,202
                                  --
                               7,303
                             460,547
                             372,432
Other assets
                              31,012
                            $863,991
                            $ 69,399
Current liabilities
                               3,627
                                  --
                              66,592
                              14,056
                              10,293
                             163,967
                             143,419
Non-current
liabilities                  210,000
                             353,419
                              41,484
                              20,643
                             415,546
                             579,513
Shareowners' equity
                                  --
                               8,339
                               3,635
                             136,075
                                  --
                             136,429
                                  --
                             284,478
                            $863,991

                 THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.
18

                 Fieldcrest Cannon, Inc.
                 Consolidated statement of cash flows
                 For the years ended December 31,
                 Dollars in thousands

                                                                                                          1993         1992
                            Increase (decrease) in cash
Cash flows from
operating activities
                            Net income (loss)                                                        $ (42,931)   $  15,250
                            Adjustments to reconcile net income to net cash provided by operating activities:
                            Cumulative effect of accounting changes for FAS 106 and 109                 70,305           --
                            Extraordinary charge for early retirement of debt                               --        5,179
                            Income and gain on sale from discontinued operations                       (12,408)      (4,739)
                            Depreciation and amortization                                               31,539       31,370
                            Deferred income taxes                                                        2,329        4,826
                            Change in current assets and liabilities:
                            Accounts receivable                                                        (13,132)      10,821
                            Inventory                                                                  (10,637)      (8,614)
                            Current deferred income taxes                                               (3,971)      (1,699)
                            Other prepaid expenses and current assets                                    1,638        1,737
                            Accounts payable and accrued liabilities                                     8,700          984
                            Federal and state income taxes                                              (3,362)       3,077
                            Net assets held for sale                                                   (32,536)          --
                                                                                                       (53,300)       6,306
                            Other                                                                        1,726       (2,348)
                            Net cash provided by (used in) operating activities                         (2,740)      55,844
Cash flows from
investing activities
                            Additions to plant and equipment                                           (21,594)     (20,687)
                            Proceeds from disposals of plant and equipment                              12,621        3,955
                            Proceeds from disposition of discontinued operations                       147,627           --
                            Net cash provided by (used in) investing activities                        138,654      (16,732)
Cash flows from
financing activities
                            Increase (decrease) in revolving debt and other
                            short-term debt                                                        (59,899)     (46,684)
                            Proceeds from issuance of other long-term debt                                  --       82,450
                            Payments on long-term debt                                                 (14,811)    (111,497)
                            Premium paid on early retirement of debt                                        --       (5,400)
                            Proceeds from issuance of common stock                                         339       25,224
                            Purchase of treasury stock                                                (117,225)          --
                            Proceeds from issuance of preferred stock                                   72,375           --
                            Dividends paid                                                                 (88)          --
                            Net cash provided by (used in) financing activities                       (119,309)     (55,907)
Net increase
(decrease) in cash
                            Cash provided by (used in) discontinued operations                         (17,405)      12,122

                            Net decrease in cash                                                          (800)      (4,673)
                            Cash at beginning of year                                                    4,665        9,338
                            Cash at end of year                                                      $   3,865    $   4,665
                            Supplemental disclosures of cash flow information
Cash paid during
the year for
                            Interest expense                                                         $  30,163    $  44,266
                            Income tax payments                                                         23,239        5,559
Noncash investing
and financing
activities
                            Vendor financing for equipment purchases                                        --           --
                                1991
                            <
                            $  3,165
Cash flows from
operating activities
                                  --
                                  --
                              (1,770)
                              29,982
                               3,156
                              (3,697)
                             (31,902)
                                (895)
                              (5,647)
                              (4,853)
                                 550
                                  --
                             (46,444)
                              (1,977)
                             (13,888)
                             (32,541)
Cash flows from
investing activities           3,554
                                  --
                             (28,987)
Cash flows from
financing activities          35,727
                                  --
                             (10,346)
                                  --
                                  --
                                  --
                                  --
                                  --
                              25,381
                              13,700
Net increase
(decrease) in cash
                              (3,794)
                              13,132
                            $  9,338
                            $ 44,225
Cash paid during
the year for                   1,431
                               8,459
Noncash investing
and financing
activities

                 THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share
Note 1:
Significant accounting policies
BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year items have been reclassified to conform to the 1993 presentation.
The Company operates in the textile industry and is principally involved in the manufacture and sale of home furnishings products. These sales are primarily to department stores, mass retailers, specialty stores and large chain stores. Sales to one customer (Wal-Mart Stores and its affiliates) represented 17.4%, 16.0% and 15.5% of total sales of the Company in 1993, 1992 and 1991, respectively.
INVENTORIES -- Inventories are valued at the lower of cost, determined principally on a last-in, first-out basis, or market.
DEPRECIATION -- Buildings, machinery and equipment are depreciated for financial reporting purposes on the straight line method over the estimated useful lives of these assets. Depreciation for tax purposes is provided on an accelerated basis.
DEFERRED FINANCING FEES -- Debt financing fees are amortized over the term of the related debt.
INTEREST RATE CAPS -- The Company has a program to reduce its exposure to changes in the cost of its variable rate borrowings by the use of interest rate cap agreements. The cost of the interest rate cap agreement is deferred and amortized as interest expense over the periods covered by the agreement.
INCOME TAXES -- The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109), effective January 1, 1993. Under FAS 109, deferred income taxes are recognized, at enacted tax rates, to reflect the future income tax effect of reported differences between the book and tax bases of the Company's assets and liabilities, assuming they will be realized and settled, respectively, at the amount reported in the Company's financial statements. See Note 14 for additional information.
INCOME PER COMMON SHARE -- Primary earnings per common share is based on net income after preferred dividend requirements and the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the year and common stock equivalents attributable to outstanding stock options. Fully diluted earnings per common share are calculated assuming conversion, when dilutive, of the 6% convertible subordinated sinking fund debentures and the $3 Series A Convertible Preferred Stock. Fully diluted income from continuing operations and net income per common share for 1993 and 1992 are not presented as effects are anti-dilutive.
Note 2:
Discontinued operations
On July 30, 1993 the Company completed the sale of its carpet and rug operations to Mohawk Industries, Inc. Accordingly, the carpet and rug results have been classified as discontinued operations in the Statement of Income for all periods presented. Results of operations for the carpet and rug operations include an allocation of corporate interest based on net assets. The sale resulted in a $15.1 million pre-tax gain which increased after-tax net income by $9.2 million, or $.78 per share, in 1993. Summary financial results for the discontinued operations are as follows:

                                                                        1993           1992           1991
Net sales                                                          $ 144,301      $ 235,506      $ 251,773
Operating income                                                       9,957         16,214         12,692
Interest expense                                                       3,688          7,184          8,479
Income before income taxes                                             5,964          9,031          4,231
Income from discontinued operations                                    3,201          4,739          1,770

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share
Note 3:
Acquisition and merger with Amoskeag Company
On November 24, 1993 a newly formed and wholly owned subsidiary of the Company completed a tender offer for all of the outstanding shares of Amoskeag Company ("Amoskeag") for a cash price of $40 per share, or an aggregate of approximately $141.9 million including certain costs. The acquisition has been accounted for as a purchase by the Company of the net assets of Amoskeag held for sale at their net realizable values and as the purchase of treasury stock. Amoskeag owned 3,606,400 shares of the Company's common stock which has been assigned a cost of $117.2 million after a preliminary allocation of $24.7 million to the net assets of Amoskeag. The Company is in the process of selling all of the operating assets of Amoskeag and the valuation includes anticipated costs during a one year disposal period. These assets are primarily the Bangor and Aroostook Railroad and certain real estate properties.
Note 4:
Restructuring charges
Concurrent with the purchase of the capital stock of Amoskeag Company the Company implemented a number of programs to reduce overhead and cut costs in 1993. As a result of this process, restructuring charges were incurred in 1993 which reduced pre-tax operating income by $10 million. The restructuring charges include $8 million for the cost of a voluntary early retirement program which was accepted by 184 employees and severance for additional staff reductions, and $2 million for certain corporate reorganization costs incurred by the Company. These charges reduced net income by $6.1 million, or $.52 per share.
Results for 1992 include a $3.5 million pre-tax charge to provide for the cost of closing and disposing of a towel manufacturing facility in York, South Carolina. Production from this facility has been transferred to other Company towel plants without a reduction in overall towel production capacity. The Company also reduced the reserves it established in 1990 to provide for discontinuing its automatic blanket facility by recognizing a pre-tax credit of $1.5 million in 1992. The combined effect of the non-recurring items reduced net income for the year by $1.2 million, or $.11 per share.
Note 5:
Inventories
Inventories are valued at the lower of cost or market and consisted of the following at December 31:

                                     1993       1992
Finished goods                  $ 110,223  $ 120,274
Work in progress                   65,025     82,509
Raw materials and supplies         34,586     41,538
Total                           $ 209,834  $ 244,321

Approximately 76% of the inventories at year-end 1993 and 79% at year-end 1992 were valued on the last-in, first-out method (LIFO). If the first-in, first-out method of accounting had been used, inventories would have been greater by approximately $33 million and $39 million at December 31, 1993 and 1992, respectively. The LIFO reserve for continuing operations increased $2.8 million in 1993 and decreased $9.6 million in 1992.
Note 6:
Plant and equipment
Plant and equipment is stated at cost and consisted of the following at December 31:

                                   1993        1992
Land                          $   5,978   $   8,408
Buildings                       181,409     230,491
Equipment                       366,333     447,274
Plant additions in progress      18,707      11,931
Total                           572,427     698,104
Accumulated depreciation       (278,150)   (325,672)
Net plant and equipment       $ 294,277   $ 372,432

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share
Note 7:
Accrued liabilities
Accrued liabilities were as follows at December 31:

                                     1993      1992
Salaries and other compensation   $14,177   $16,241
Pension, medical and other
    employee benefit plans         22,058    16,256
Advertising expense                 1,987     3,071
Interest expense                    3,375     3,954
Other                              24,399    27,070
Total                             $65,996   $66,592

Note 8:
Debt
Short-term debt at December 31, 1992, of $14.1 million was borrowed under a $25 million bank credit facility for the purpose of financing the purchase of raw cotton and wool. The facility was repaid and cancelled during 1993.
Long-term debt at December 31 was as follows:

                                     1993       1992
Senior long-term debt:
Revolving term debt             $  76,426  $ 122,269
Industrial revenue bonds, due
    in installments through
    2002                           11,085     14,485
10.5% promissory note, due in
    installments and repaid
    in January 1994                 5,497     10,962
  9.65% vendor financing               --      5,996
Total senior long-term debt        93,008    153,712
Less current portion                8,397     10,293
Net senior long-term debt          84,611    143,419
Subordinated long-term debt:
6% convertible subordinated
    sinking fund debentures
    due 1997 to 2012              125,000    125,000
11.25% senior subordinated
    debentures due 2002 to
    2004                           85,000     85,000
Total subordinated
    long-term debt                210,000    210,000
Total long-term debt            $ 294,611  $ 353,419

The Company's revolving credit facility allows the Company to borrow up to $150 million through January 3, 1996. Accordingly, borrowings under the revolving credit facility are classified as long-term debt. The Company elected to reduce the facility to $150 million from $235 million in November 1993 because of reduced borrowing requirements. Interest rates on the revolving term debt are, at the Company's option, at the prime rate fixed by The First National Bank of Boston plus 1%, or at a Euromarket-based rate plus 2.5%. The average interest rate on the revolving term debt was 6.3% on December 31, 1993.
The Company has a program to reduce its exposure to changes in the cost of its variable rate borrowings by the use of interest rate cap agreements. At December 31, 1993 the Company has an interest rate cap covering a total notional principal amount of $50 million.
The revolving credit facility is secured by a first lien on substantially all of the Company's assets and requires, among other things, that the Company maintain certain financial ratios with regard to working capital, interest coverage, funded debt and net worth. It also limits the amount of dividends that may be paid by the Company to the lesser of 40% of the Company's net income during the immediately preceding twelve months or $15 million and contains additional financial covenants which may further restrict the ability of the Company to pay dividends. The revolving term debt agreement also places restrictions on the Company's ability to incur debt or liens, to make certain investments and to effect certain mergers, consolidations or sales of assets or changes in control. On June 25, 1992, the Company sold $85 million of 11.25% Senior Subordinated Debentures due
22
                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share
Note 8:
Debt
continued
2004. The proceeds of this offering plus additional amounts from a Common Stock offering were used to redeem the $100 million 13.5% Senior Subordinated Debentures due 2001. A prepayment premium of $5.4 million on the early retirement of the 13.5% debentures and the write-off of approximately $3.0 million of deferred financing costs related to the debentures and the old revolving credit facility resulted in an after-tax extraordinary charge of $5.2 million, or $.46 per share.
The Company's 6% Convertible Subordinated Sinking Fund Debentures are convertible into shares of Common Stock of the Company at a conversion price of $44.25 per share.
At December 31, 1993, the fair value of the Company's 6% Convertible Subordinated Debentures was $103.4 million compared to a carrying value of $125 million and the fair value of the 11.25% Subordinated Debentures was $94.4 million compared to a carrying value of $85 million. The fair value of the debentures is based on quoted market prices. Differences between fair value and carrying value of the Company's other debt were not significant.
The aggregate principal and sinking fund payments required to be made on long-term debt during each of the five years subsequent to December 31, 1993 are: 1994, $8.4 million; 1995, $2.3 million; 1996, $78.0 million; 1997, $7.8 million and 1998, $7.8 million.
Note 9:
Lease obligations
The Company leases certain real estate and equipment under various operating leases. Listed below are the future minimum rental payments required under these operating leases with noncancelable terms in excess of one year at December 31, 1993.

                                                                               Real      Equip-
                                                                             Estate        ment       Total
1994                                                                       $  4,334    $  8,535    $ 12,869
1995                                                                          4,588       7,546      12,134
1996                                                                          4,132       5,942      10,074
1997                                                                          3,655       5,387       9,042
1998                                                                          3,194       4,920       8,114
Subsequent years                                                             25,936       7,588      33,524
Net minimum lease payments                                                 $ 45,839    $ 39,918    $ 85,757

Total continuing operations rental expense for all operating leases was $18.9 million, $17.5 million, and $16.0 million for 1993, 1992 and 1991, respectively.
Note 10:
Shareowners' equity
In November 1993 the Company's shareowners authorized 10 million shares of undesignated preferred stock and the issuance of up to 1.8 million shares of preferred stock. On November 24, 1993, the Company sold 1.5 million shares of $3.00 Series A Convertible Preferred Stock ("$3.00 Preferred Stock ") in a private offering and received net proceeds of $72.4 million. Each $3.00 Preferred Stock share is convertible into 1.7094 shares of Common Stock, equivalent to a conversion price of $29.25 on the $50 offering price. Annual dividends are $3.00 per share and are cumulative. The $3.00 Preferred Stock may be redeemed at the Company's option on or after September 1, 2004, in whole or in part, at $50 per share plus accrued and unpaid dividends. In the event the Company's 11.25% Senior Subordinated Debentures are not outstanding or have been defeased the $3.00 Preferred Stock may be redeemed, in whole or in part, at the option of the Company, at a redemption price of $51.50 per share beginning as of September 10, 1998 and at premiums declining to the $50 liquidation preference by September 2004.
On November 24, 1993, the Board of Directors adopted a Stockholder Rights Plan and declared a dividend of one preferred stock purchase right ("right") for each outstanding share of the Company's Common Stock. Similar rights have been, and generally will be, issued in respect of Common Stock subsequently issued. Each right becomes exercisable, upon the occurrence of certain events, for one one-hundredth of a share of Series B Junior Participating Preferred Stock, $.01 par value, at
                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share
Note 10:
Shareowners' equity
a purchase price of $80 or, in certain circumstances, Common Stock or other securities, cash or other assets having a then current market price (as defined and subject to adjustment) equal to twice such purchase price. Under the Stockholder Rights Plan, 500,000 shares of Series B Junior Participating Preferred Stock have been reserved. The rights currently are not exercisable and will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's outstanding shares of Common Stock. The rights, which expire on December 6, 2003, are redeemable in whole, but not in part, at the Company's option at any time for a price of $.02 per right.
continued
Following the acquisition of Amoskeag the Company converted all shares of Class B Common Stock held by Amoskeag into an equivalent number of shares of Common Stock. Under the Company's Certificate of Incorporation, all remaining shares of Class B Common Stock were automatically converted into an equivalent number of shares of Common Stock, and no additional shares of Class B Common Stock may be issued in the future without the prior approval of the holders of Common Stock. The Company has a Director Stock Option Plan which was adopted by the Board of Directors and approved by the shareowners. Under the option plan, an annual grant of an option for 1,000 shares of Common Stock is awarded to each person who is a Director on the fifth business day after the annual meeting of shareowners. Options to Directors who are also employees of the Company are incentive stock options and to all others are nonqualified options. The price per share is the fair market value on the date each option is granted. Options may be exercised up to seven years from the date of grant, but no option may be exercised during the six-month period following its grant except in the case of death or disability. Prior to an amendment and restatement of the plan in 1992, options were granted with a one-year life and for 3,000 shares. The amendment also extended the life of the options granted in 1991 to an expiration date of 1998. Under the option plan, 500,000 shares of Common Stock have been reserved for awards. The following is an analysis of options under the Director Stock Option Plan:

                          Number of               Option
                             Shares                Price
Outstanding, January 1,
    1991                    36,000                $19.00
Awarded                     36,000                 13.00
Cancelled                  (39,000)         $19.00-13.00
Outstanding, January 1,
    1992                    33,000                 13.00
Awarded                     12,000                17.625
Exercised                   (3,000)                13.00
Outstanding, January 1,
    1993                    42,000          17.625-13.00
Awarded                     12,000                23.625
Exercised                  (21,000)         23.625-13.00
Cancelled                   (6,000)         23.625-13.00
Outstanding and
    exercisable at
    December 31, 1993       27,000         $23.625-13.00
Available for grant at
    December 31, 1993      449,000

On September 11, 1991, the Board of Directors approved the grant of a nonqualified stock option to purchase 20,000 shares of Common Stock to the Company's chief executive officer. The per share price is $14.875, the fair market value on that date. This option became exercisable on January 1, 1992, and expires on September 10, 1998.
The Company has a Long-Term Incentive Plan (the Plan) which was adopted by the Board of Directors and approved by the shareowners in 1988. Under the Plan, employees who are senior executives of the Company may be awarded shares of Common Stock without cost to the employee. The fair market value of the shares at the date of award is accounted for as deferred compensation and is amortized over the restricted period. At December 31, 1993, unamortized deferred compensation of $.6 million is included in shareowners' equity as a
24
                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share
Note 10:
Shareowners' equity
continued
reduction of additional paid in capital. Awards under the Plan are vested after the employee completes four years of continuous employment beginning with the year for which the award is made. Vesting occurs prior to completion of four years of employment if the employee dies while employed, reaches normal retirement or becomes disabled. Under the Plan, 650,000 shares of Common Stock have been reserved for awards. The following is an analysis of shares of restricted stock under the Long-term Incentive Plan:

                           1993      1992      1991
Number of Shares:
Outstanding at
    beginning of year   156,526   145,877   165,600
Awarded                  75,000    50,000    35,000
Cancelled                (4,450)   (2,430)   (7,583)
Issued                 (115,402)  (36,921)  (47,140)
Outstanding at end of
    year                111,674   156,526   145,877
Available for grant
    at end of year      324,548    45,098    92,668
Market value on date
    of grant for
    shares granted
    during year          $18.75   $15.375     $6.00

Awards under the Plan will be 70,000 shares in 1994.
Transactions with respect to common stock and additional paid in capital during the three years ended December 31, 1993, were as follows:

                                                                                               Additional
                                                                                    Class B     Paid in
                                                       Common Stock            Common Stock     Capital
                                                  Shares     Amount        Shares    Amount      Amount
Balance 12/31/90                               6,753,486    $ 6,753     3,642,582    $3,643    $110,830
Restricted shares awarded                         35,000         35            --        --         (35)
Restricted shares cancelled                       (7,583)        (8)           --        --           8
Earned compensation, restricted stock                 --         --            --        --         768
Exchange of shares                                 7,184          8        (7,184)       (8)         --
Balance 12/31/91                               6,788,087      6,788     3,635,398     3,635     111,571
Restricted shares awarded                         50,000         50            --        --         (50)
Restricted shares cancelled                       (2,430)        (2)           --        --           2
Earned compensation, restricted stock                 --         --            --        --         831
Director stock option exercised                    3,000          3            --        --          36
Sale of stock                                  1,500,000      1,500            --        --      23,685
Exchange of shares                                   284         --          (284)       --          --
Balance 12/31/92                               8,338,941      8,339     3,635,114     3,635     136,075
Shares issued to employee savings plans          120,562        120            --        --       2,883
Restricted shares awarded                         75,000         75            --        --         (75)
Restricted shares cancelled                       (4,450)        (4)           --        --           4
Earned compensation, restricted stock                 --         --            --        --       1,126
Director Stock options exercised                  21,000         21            --        --         426
Net proceeds from sale of preferred stock
    in excess of par value                            --         --            --        --      72,360
Exchange or conversion of shares               3,635,114      3,635    (3,635,114)   (3,635)         --
Balance 12/31/93                              12,186,167    $12,186            --    $   --    $212,799

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share
Note 10:
Shareowners' equity
continued
Total shares of Common Stock outstanding as of December 31, 1993 are reduced to 8,579,767 shares by 3,606,400 shares of treasury stock acquired with the acquisition of Amoskeag. The $117.2 million cost of the treasury stock reduces total shareowners' equity.
Note 11:
Pro-forma earnings information (unaudited)
On November 24, 1993 the Company acquired 3,606,400 shares of common stock as treasury shares with the acquisition of Amoskeag and sold 1.5 million shares of $3 Series A Convertible Preferred Stock in a private offering for $72.4 million. On July 30, 1993 the Company sold its carpet and rug operations for approximately $120 million after income taxes and expenses. Income from continuing operations was reduced $6.1 million in 1993 by a $10 million pre-tax restructuring charge and $1.4 million by an income tax adjustment for the increase in federal income tax rates. Set forth below are unaudited proforma earnings per share assuming the transactions had occurred as of the beginning of 1993 and excluding the non-recurring items incurred during 1993:

                                                 Fully
                                     Primary   Diluted
Income from continuing operations
    before accounting changes         $2.15      $1.97
Average common shares outstanding
    (thousands)                       8,477     13,866

The computation of proforma income per share includes dividends on the 1.5 million shares of preferred stock, reduced interest expense from reducing the revolving credit facility by $120 million from the net proceeds from the sale of the carpet and rug operations, and increased interest from additional borrowings under the revolving credit facility of $68 million for the acquisition of Amoskeag. Historical income from continuing operations before the non-recurring items was $22.5 million, or $1.88 per primary share and $1.82 on a fully diluted basis.
Note 12:
Employee pension and savings plans
The Company has trusteed pension plans covering essentially all employees. The plans provide pension benefits that are based on the employees' compensation and service. The Company's policy is to fund amounts required by applicable regulations.
Pension expense amounted to $13.2 million in 1993, $6.1 million in 1992 and $7.6 million in 1991. Net pension expense for 1993, 1992 and 1991 consisted of the following components:

                           1993       1992       1991
Service cost (benefits
    earned during the
    period)            $  8,802   $  8,631   $  8,781
Interest cost on
    projected benefit
    obligation           15,124     13,938     12,674
Actual return on
    assets              (20,985)    (5,161)   (32,091)
Net amortization and
    deferral              4,023    (11,293)    18,194
Curtailment and
    special
    termination
    benefits              6,263         --         --
Net pension cost       $ 13,227   $  6,115   $  7,558

During 1993 the Company recognized a curtailment loss with the sale of its carpet and rug division and special termination benefits from a voluntary early retirement program.
26
                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share
Note 12:
Employee pension
and savings plans
continued
The table below sets forth the plans' funded status at December 31:

                                                                       1993                       1992
                                                          Assets Exceed       Accumulated     Assets Exceed
                                                            Accumulated          Benefits       Accumulated
                                                               Benefits     Exceed Assets          Benefits
Projected benefit obligation:
Vested benefits                                                 $64,460          $148,022          $167,235
Non-vested benefits                                               2,559             6,255             7,599
Accumulated benefit obligation                                   67,019           154,277           174,834
Additional amounts related to projected compensation
    levels                                                           --             6,801            11,352
Total projected benefit obligation                               67,019           161,078           186,186
Plan assets at fair value, primarily publicly traded
    stocks and bonds                                             69,266           144,164           184,057
Plan assets over (under) projected benefit obligation             2,247           (16,914)           (2,129)
Unrecognized net (gain) loss                                     13,293            19,917            15,346
Unrecognized net transition assets                               (2,747)             (854)           (4,624)
Unrecognized prior service cost                                     158             3,552             5,198
Adjustment required to recognize minimum liability                   --           (15,814)               --
Net pension asset (liability) recognized in the
    Consolidated Statement of Financial Position                $12,951          $(10,113)          $13,791

Assumptions used in determining the funded status of the pension plans were as follows:

                                1993    1992    1991
Discount rate                  7.25%   8.25%    8.5%
Increase in compensation
    levels                      4.5%    5.5%    5.5%
Expected long-term rate of
    return on assets              9%      9%      9%

For the pension plan with accumulated benefits in excess of assets at December 31, 1993, the Consolidated Statement of Financial Position reflects an additional pension liability of $15.8 million, a long-term intangible asset of $3.6 million and a reduction of shareowners' equity of $7.5 million, net of deferred tax benefits.
The Company also sponsors employee savings plans which cover substantially all employees. The Company amended the plans for 1993 to provide a Company match of 70% of employee contributions up to two percent of compensation and a match of 20% of employee contributions for the next two percent of compensation. The matching formula may be changed yearly at the discretion of the Company. The match is contributed quarterly in Common Stock of the Company. Expense of the Company match was $3.0 million in 1993.
                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share
Note 13:
Postretirement health care and life insurance benefits
The Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions", effective January 1, 1993. The cumulative effect on prior years of the accounting change was charged to income in 1993 which resulted in a pre-tax charge of $35.1 million and reduced net income by $21.8 million, or $1.86 per share.
The Company provides medical insurance premium assistance and life insurance benefits to retired employees. The medical premium assistance payments are at a fixed dollar amount based on the retiree's years of service. Essentially all of the Company's employees become eligible for these benefits when they reach retirement age while working for the Company. The Company's policy is to fund the plans as benefits are paid.
The table below sets forth the plans' combined status at December 31:

                                     1993       1992
Accumulated postretirement
    benefit obligation --
  Retirees                       $ 24,224   $ 23,452
  Fully eligible active
    participants                    9,897     10,273
  Other active participants         6,298      6,477
  Total                            40,419     40,202
Plan assets                            --         --
Accumulated postretirement
    benefit obligations in
    excess of plan assets at
    December 31                    40,419     40,202
Unrecognized net gain (loss)      (2,163)         --
Transition obligation
    recognized January 1, 1993
    as a cumulative effect of
    an accounting change               --   (35,123)
Accrued postretirement benefit
    cost recognized in the
    CONSOLIDATED STATEMENT OF
    FINANCIAL POSITION at
    December 31                  $ 38,256   $  5,079

The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% as of December 31, 1993 and 8.25% as of December 31, 1992. Medical premium assistance payments are at a fixed dollar amount based on the retiree's years of service and, therefore, the plan is not affected by a health care cost trend rate assumption.
Net periodic postretirement benefit cost for 1993 included the following components:

Service Cost (benefits earned during the
    period)                                  $   974
Interest cost on projected benefit
    obligation                                 3,033
Net amortization and deferral                    (93)
Curtailment gain                              (1,850)
Net periodic postretirement benefit cost     $ 2,064

During 1993 the Company recognized a curtailment gain with the sale of its carpet and rug division.
Prior to 1993, the expense associated with these benefits was recognized on a cash basis when the benefits were paid. The payments amounted to $6.2 million in 1992 and $5.0 million in 1991.
28
                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share
Note 14:
Income taxes
The Company adopted FAS 109, "Accounting for Income Taxes", effective January 1, 1993. The cumulative effect on prior years of the accounting change was charged to net income in 1993 which reduced net income by $48.5 million, or $4.13 per share.
The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously, the Company deferred the past income tax effects of timing differences between financial reporting and taxable income.
The asset and liability approach requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.
Under FAS 109, assets and liabilities acquired in purchase business combinations are assigned their fair values, and deferred taxes are provided for the lower or higher tax bases. Under APB 11, values were assigned net-of-tax. In adopting FAS 109, the Company adjusted the carrying amounts of assets and liabilities acquired in the Cannon and Bigelow acquisitions in 1986 and reduced deferred income tax liabilities to reflect the then current federal tax rate of 34% as opposed to the higher federal tax rates that were in effect when the deferred taxes originated. The carrying amounts have subsequently been adjusted to reflect the increase in the federal tax rate to 35%.
At December 31, 1993, the Company had $51.3 million of deferred tax assets and $101.3 million of deferred income tax liabilities which have been netted for presentation purposes. The significant components of these amounts as shown on the balance sheet are as follows:

                                     12/31/93
                                Current    Noncurrent
                              Liability     Liability
Depreciation                  $      --     $ 51,805
Inventory Valuation              35,961
Deferred compensation                95       (1,659)
Accruals and allowances         (16,952)     (12,294)
Operating loss and tax
    credit carryover             (4,305)          --
Other                                --       (2,670)
Total deferred tax
    liabilities               $  14,799     $ 35,182

The provision for income taxes for continuing operations included in the CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS consisted of the following:

                                                                               1993        1992       1991
Current
  Federal                                                                   $ 5,483     $ 7,408     $1,000
  State                                                                       1,130         952         --
Deferred
  Federal                                                                     4,605       1,741        818
  State                                                                         695         785        361
Total income taxes on income from continuing operations before
    extraordinary charge and accounting charges                             $11,913     $10,886     $2,179

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share
Note 14:
Income taxes
continued
A tax benefit of $3.2 million was recognized on the $8.4 million pre-tax charge for early retirement of debt occurring in 1992.
The income tax effect of items which altered the Company's effective income tax rate from the statutory federal rate were as follows:

                                              Amount1993Percent     Amount1992Percent    Amount1991Percent
Tax at statutory rate                        $ 9,408      35.0%    $ 9,035      34.0%    $1,215      34.0%
State taxes, net                               1,186       4.4       1,147       4.3        82        2.3
Basis adjustments in acquired companies           --        --         612       2.3       612       17.1
Effect of tax rate change                      1,400       5.2          --        --        --         --
Other                                            (81)      (.3)         92        .4       270        7.6
Net taxes                                    $11,913      44.3%    $10,886      41.0%    $2,179      61.0%

Prior to the adoption of FAS 109, the tax effects of timing differences were as follows:

                                                                                            1992        1991
Depreciation                                                                             $ 2,515     $ 2,808
Deferred compensation                                                                       (129)        327
Accruals and allowances                                                                   (1,339)      2,132
Accruals related to acquisitions                                                              --       1,227
Increase (reduction) in deferred taxes due to net operating loss and tax credit
    carryovers                                                                               586        (867)
Alternative minimum tax                                                                       --      (4,526)
Other                                                                                        893          78
Total deferred tax provision                                                             $ 2,526     $ 1,179

The Company has an alternative minimum tax credit carryforward of $4.3 million which may be carried forward indefinitely.
30
                 Fieldcrest Cannon, Inc.
Report of Management
The management of Fieldcrest Cannon, Inc. is responsible for the preparation and integrity of the financial statements and other information in this Annual Report. The financial statements were prepared in conformity with generally accepted accounting principles applying estimates and management's best judgment as required.
Management maintains a system of internal accounting controls which provides reasonable assurance, at an appropriate cost, that assets are safeguarded against loss or unauthorized use and that financial records are reliable for preparing financial statements. The control system is augmented by written policies and procedures, internal audits and employment of trained, qualified personnel.
Ernst & Young, independent auditors, is engaged to audit the financial statements of the Company. Their audit includes evaluation of the Company's accounting systems, procedures and internal controls, and tests and other auditing procedures sufficient to render an opinion on the Company's financial statements.
The Board of Directors, through its Audit Review Committee, composed of non-employee Directors, is responsible for reviewing and monitoring the accounting and auditing procedures and financial practices of the Company. The Board recommends independent auditors who are selected by the shareholders at the annual meeting. The Audit Review Committee meets periodically with management, internal auditors and independent auditors to review the work of each and satisfy itself that they are properly discharging their responsibilities. Both the independent auditors and the internal auditors have access to the Audit Review Committee, with and without the presence of management, to discuss their opinions on the adequacy of internal controls and to review the quality of financial reporting.
Thomas R. Staab
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
Report of
independent
auditors
The Shareowners and Board of Directors of Fieldcrest Cannon, Inc.
We have audited the accompanying consolidated statement of financial position of Fieldcrest Cannon, Inc. as of December 31, 1993 and 1992, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fieldcrest Cannon, Inc. at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
As explained in Notes 13 and 14 to the consolidated financial statements, effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Greensboro, North Carolina
January 28, 1994

                 Fieldcrest Cannon, Inc.
                 Selected financial and statistical data
                 In thousands of dollars, except per share data

                                                                         1993         1992         1991       1990            1989
Summary of
continuing
operations (a)
                            Net sales                              $1,000,107     $981,773     $960,663   $927,034     $1,038,727
                            Depreciation                           $   29,524     $ 29,480     $ 28,473   $ 26,118     $   21,879
                            Operating income (loss)                    53,563       60,855       39,613    (13,385)        78,876
                            Income (loss) from continuing
                              operations                               14,966-b     15,690-c      1,395    (30,818)-d      31,503
                            Dividends on common stock                      --           --           --      4,980          7,643
                            Per share of common stock:
                            Primary income (loss) from continuing
                              operations                           $     1.24-b   $   1.39-c   $   0.13   $  (2.97) -d $     3.06
                            Fully diluted income (loss)                    ---b         ---c       0.13      (2.97) -d       2.76
                            Dividends                                      --           --           --       0.50           0.77
                            Shareowners' equity                         13.79        23.76        23.33      23.01          27.24
                            Number of employees                        14,090       14,636       14,935     15,873         16,962
                            Number of shareowners                       2,401        2,735        2,980      3,099          2,805
Summary of financial
position
                            Capital expenditures                   $   21,594     $ 20,687     $ 41,000   $ 80,706     $   41,698
                            Working capital                           262,326      296,580      138,227    286,707        327,772
                            Total assets                              740,446      863,991      882,662    855,576        860,730
                            Long-term obligations                     294,611      353,419      253,493    403,627        341,747
                            Shareowners' equity                       193,330      284,478      243,173    239,240        280,568
Financial ratios
                            Return on net sales                           1.5% -b      1.6% -c      0.1%      (3.3)%          3.0 %
                            Return on average shareowners' equity         6.8-b        6.0-c        0.6      (11.9)          11.6
                            Return on average total assets                1.9-b        1.8-c        0.2       (3.6)           3.8

a On July 30, 1993 the Company completed the sale of its carpet and rug operations. Accordingly, the summary of continuing operations excludes the discontinued carpet and rug operations for all periods presented.
b Reflects pre-tax restructuring charges of $10 million and income tax adjustments of $1.4 million which reduced 1993 income from continuing operations before accounting changes by $7.5 million, or $.64 per common share. The Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions" and FAS 109, "Accounting for Income Taxes", effective January 1, 1993. The cumulative effect of these accounting changes reduced 1993 net income by $70.3 million, or $5.99 per common share. Fully diluted income per share is not presented as effects are anti-dilutive. Financial ratios for 1993 are based on income from continuing operations before accounting changes.
c Before extraordinary charge for early retirement of debt which reduced 1992 net income by $5.2 million ($.46 per share). Fully diluted income per share is not presented as effects are anti-dilutive. Financial ratios for 1992 are based on income from continuing operations before the extraordinary charge.
d Reflects pre-tax charge of $31.5 million for discontinuing the automatic blanket business which reduced 1990 net income by $19.5 million or $1.88 per common share.
32