Form 10-K405, Exhibit 13
FIELDCREST CANNON INC
filed 1995-03-30
CIK 35469

Results of
operations

                 Fieldcrest Cannon, Inc.
                 Management's discussion and analysis
The following summary income statement from continuing operations sets forth the percentage relationship that certain costs and expenses and other items in the income statement bear to net sales (dollars in millions).


[CAPTION]

                                                 1994                   1993                  1992
                                            Amount    Percent      Amount    Percent    Amount    Percent
Net Sales                                 $1,063.7    100.0  %   $1,000.1    100.0  %   $981.8    100.0  %
Cost of sales                                898.4     84.5         834.7     83.5      818.7      83.4
Selling, general and administrative           94.8      8.9         101.8     10.2      102.2      10.4
Restructuring charges                           --       --          10.0      1.0         --        --
Operating income                              70.5      6.6          53.6      5.3       60.9       6.2
Interest expense                              23.3      2.2          27.7      2.7       34.1       3.5
Other (income) expense, net                     .9       .1          (1.0)     (.1)        .2        --
Income from continuing operations
  before income taxes, extraordinary
  charge and accounting changes               46.3      4.3          26.9      2.7       26.6       2.7
Federal and state income taxes                15.6      1.4          11.9      1.2       10.9       1.1
Income from continuing operations
  before extraordinary charge and
  accounting changes                      $   30.7      2.9  %   $   15.0      1.5  %   $15.7       1.6  %

1994 compared to
1993

Net sales from continuing operations in 1994 increased to $1.063.7 million compared to $1,000.1 million in 1993. The 6.4% increase was due primarily to increased volume and to a lesser extent to price increases implemented during the third quarter of 1994. Increases in raw material and labor costs were not fully recovered by the selling price increases and gross margins declined to 15.5% in 1994 compared to 16.5% in 1993. Additional selling price increases have been announced for 1995 to offset these higher costs and the recent further increases in the cost of cotton, the Company's primary raw material.

Selling, general and administrative expenses as a percent of sales decreased from 10.2% in 1993 to 8.9% in 1994. The decrease was due primarily to reduced costs resulting from the voluntary early retirement program implemented in late 1993, lower bad debt expense and a decrease in other selling expenses.
Operating income as a percent of sales was 6.6% in 1994 compared to 5.3% in 1993. Operating income was reduced 1.0% in 1993 due to $10 million of restructuring charges (see Note 4 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS). Before the restructuring charges operating income as a percent of sales was 6.3% in 1993.
Interest expense decreased $4.4 million in 1994. The reduction of interest expense was primarily due to lower average debt resulting from the reduction of debt with the proceeds from the sale of the carpet and rug division in July 1993. In 1994 the Company allocated $1.6 million of interest costs to the Amoskeag assets held for sale (see Note 3 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS).
The effective income tax rate was 33.6% in 1994 compared to 44.3% in 1993. The decrease in the effective income tax rate is due primarily to a $1.7 million favorable settlement of prior years income taxes in 1994 and the unfavorable $1.4 million effect of the federal tax rate increase in 1993. See Note 13 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                                                              19
                                     49

                 Fieldcrest Cannon, Inc.
                 Management's discussion and analysis
Income from continuing operations before accounting changes was $30.7 million or $3.02 per share in 1994 compared to $15.0 million or $1.24 per share in 1993. Income before non-recurring items was $29.0 millon, or $2.82 per share, in 1994 compared to $22.5, or $1.88 per share, in 1993 after excluding the favorable settlements of prior years income taxes of $1.7 million from 1994, and the pre-tax restructuring charge of $10 million and a $1.4 million tax adjustment from 1993.
On February 27, 1995 the Company announced a reorganization of its New York operations and the planned relocation during 1995 of the Bed, Bath and Blanket Divisions' administrative, marketing and operations personnel to Kannapolis, N.C. In conjunction with the move, it expects to offer a voluntary early retirement program for all of the Company's eligible salaried employees. The Company expects pre-tax costs in the range of $10 to $12 million, or $.71 to $.85 per share, as a result of these actions. Annual pre-tax savings of $6 to $8 million, or $.47 to $.57 per share, are anticipated. Pre-tax costs of approximately $3 to $4 million, or $.21 to $.28 per share, are expected to be accrued in the first quarter of 1995 and the remaining costs for relocation and the voluntary early retirement program will be incurred later in the year.

1993 compared to
1992
Net sales from continuing operations in 1993 increased to $1,000.1 million in 1993, compared to $981.8 million in 1992. The 1.9% increase was due primarily to increased volume. Although there were some improvements in sales mix, average selling prices in 1993 were lower than 1992.

Operating income as a percent of sales was 5.3% in 1993 compared to 6.2% in 1992. Operating income was reduced 1.0% in 1993 due to $10 million of restructuring charges and .2% in 1992 by $2 million of nonrecurring items (see
Note 4 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS). The restructuring charges for 1993 include $8 million for the cost of a voluntary early retirement program which was accepted by 184 employees and severance for additional staff reductions, and $2 million for direct non-recurring expenses incurred by the Company in evaluating the purchase of the capital stock of Amoskeag Company. These expenses did not contribute to the ultimate consummation of the tender offer to acquire Amoskeag Company. The acquisition of Amoskeag Company was accounted for as a purchase of treasury stock and is not expected to effect future operating income. Before these adjustments operating income as a percent of sales was 6.3% in 1993 compared to 6.4% in 1992. Despite the increase in sales volume, operating income did not increase due to continued competitive pressures on selling prices.
Selling, general and administrative expenses as a percent of sales decreased from 10.4% in 1992 to 10.2% in 1993. The 1992 expenses include $2 million of costs related to the consolidation of certain sales offices in New York City. Without these costs, selling, general and administrative expenses as a percent of sales during 1992 and 1993 would have been approximately the same.
Interest expense decreased $6.4 million in 1993. The redemption of $100 million of 13.5% Debentures in July 1992 with the proceeds from the sale of 1.5 million shares of Common Stock and $85 million of 11.25% Debentures reduced interest expenses by approximately $2.5 million and the remaining $3.9 million reduction of interest expense was primarily due to a reduction of debt with the proceeds from the sale of the carpet and rug division in July 1993.
The effective income tax rate was 44.3% in 1993, compared to 41.0% in 1992. The increase in the effective income tax rate is due primarily to the increase in the federal statutory income tax rate from 34% to 35% and a related $1.4 million non-cash expense to adjust existing deferred tax balances arising from differences in the book and tax bases of the Company's assets and liabilities. See Note 13 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
Income from continuing operations before accounting changes was $15.0 million or $1.24 per share in 1993 compared to $15.7 million or $1.39 per share in 1992. Income from the discontinued carpet and rug division was $3.2 million or $.27 per share in 1993 compared to $4.7 million or $.42 per share in 1992. The carpet and rug division was sold in July 1993 and a $15.1 pre-tax gain on the disposition increased net income $9.2 million or $.78 per share. The Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions" and FAS 109, "Accounting for Income Taxes", effective January 1, 1993. The cumulative effect of these accounting changes reduced 1993 net income by $70.3 million or $5.99 per share. After the effect of accounting changes a net loss of $42.9 million, or $3.70 per share, was incurred in 1993.

20
                                     50

                 Fieldcrest Cannon, Inc.
                 Management's discussion and analysis

Significant changes in the Company's capital structure occurred during 1993 as a result of the sale of the carpet and rug division, the issuance of 1.5 million shares of convertible preferred stock and the acquisition of 3.6 million shares of the Company's common stock with the purchase of Amoskeag Company. Assuming that all of these transactions had occurred as of the beginning of 1993 and excluding the non-recurring restructuring charges and income tax adjustment referred to above, proforma 1993 income from continuing operations was $2.15 per common share.

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

(Dollars in thousands)         1994         1993
Cash provided by:
Net income (loss)            $  30,745    $ (42,931)
Cumulative effect of
accounting changes                  --       70,305
(Income) from discontinued
operations                          --      (12,408)
Depreciation and
amortization                    29,828       31,539
Deferred income taxes            7,677        2,329
Working capital, excluding
effects of disposition of
discontinued operations        (19,719)     (20,764)
Other                           (8,178)       1,726
Financing activities            11,781     (119,309)
Total cash provided (used)      52,134      (89,513)
Cash used for:
Additions to plant and
equipment                      (51,929)     (21,594)
Acquisition of net assets
held for sale                       --      (32,536)
Sale of plant and
equipment                        1,815       12,621
Total cash (used)              (50,114)     (41,509)
Increase (decrease)
in cash from continuing
operations                       2,020     (131,022)
Cash provided by
discontinued operations             --      130,222
Increase (decrease) in
cash                         $   2,020    $    (800)

Working capital requirements increased in 1994 primarily because of a $17.9 million decrease in accounts payable and accrued liabilities, a $5.6 million increase in accounts receivable and a $4.2 million increase in inventories. Working capital requirements increased in 1993 primarily because accounts receivables increased $13.1 million and inventories increased by $10.6 million after excluding the effects of disposition of discontinued operations.

On November 24, 1993 the Company completed a tender offer for all of the outstanding shares of Amoskeag Company ("Amoskeag") for an aggregate of approximately $141.7 million. The purchase was financed with $72.4 million of net proceeds from the issuance of 1.5 million shares of $3.00 Convertible Preferred Stock and the balance with borrowings under the Company's revolving credit facility. The preferred stock has an annual dividend requirement of $4.5 million. Amoskeag owned 3,606,400 shares of the Company's common stock which has been assigned a cost of $117.2 million and treated as the purchase of treasury stock. The remaining assets of Amoskeag were valued at their estimated net realizable value.

Total debt as a percent of total capitalization (long-term debt, short-term debt and shareowners' equity) was 58% at December 31, 1994, compared to 61% at the end of 1993.

Capital expenditures totalled $51.9 million in 1994 compared to $21.6 million spent in 1993. The Company also entered into operating lease agreements with a financial institution for certain new manufacturing and warehouse equipment having a fair market value of approximately $3 million in 1994 and $8 million in 1993. Capital expenditures for 1995 are expected to be approximately $50 million. Included in the 1994 expenditures and the 1995 plans are costs of a three-year $90 million capital project for a new weaving plant at the Company's Columbus, Ga./Phenix City, Ala. towel mill. It is anticipated that financing of future capital expenditures will be provided by cash flows from operations, borrowings under the Company's revolving credit facility, and, possibly, the sale of long-term debt or equity securities.
                                                                        21

                 Fieldcrest Cannon, Inc.
                 Management's discussion and analysis
Liquidity and
capital resources
continued

On January 27, 1995 the Company purchased the Sure Fit furniture covering business of UTC Holdings, Inc. The purchase price was $26.7 million subject to adjustment for the change in Sure Fit's net assets from November 5, 1994 to December 31, 1994. Sure Fit's 1994 sales are projected to be approximately $55 million and this transaction is expected to increase the Company's earnings per share in 1995. With the acquisition, the Company amended its revolving credit facility to permit the transaction and increased the line from $160 million to $195 million. On December 13, 1994 the Company signed a definitive stock purchase agreement to sell the Bangor and Aroostook Railroad for approximately $24 million of cash and a $4 million note receivable. Proceeds from the anticipated first quarter of 1995 sale will be used to reduce borrowings under the revolving credit facility.

The Company's revolving credit facility allows the Company to borrow up to $195 million through January 3, 1998. The Company uses its revolving credit facility for long-term debt purposes and its seasonal borrowing requirements during the year. Short-term borrowings are required during the year to finance seasonal increases in inventories and receivables. The Company has an interest rate cap covering a total notional principal amount of $50 million to hedge a portion of its exposure to changes in the cost of its variable rate revolving credit debt. The $.5 million cost of the interest rate cap is being amortized over the life of the agreement ending the first quarter of 1996. The cap agreement provides for a quarterly payment to the Company when the reference 3-month Euromarket-based rate exceeds the 6% cap rate. No payments were received during 1993 or 1994.

At December 31, 1994 the fair market value of the interest rate cap was $.9 million compared to a carrying value of $.3 million.

The revolving credit facility is secured by a first lien on substantially all of the Company's accounts receivables and inventories and bears interest, at the Company's option, at the prime rate fixed by The First National Bank of Boston, or at a Euromarket-based rate plus 1%. In March 1994 the revolving credit facility was amended and the previous lien on the Company's plant and equipment was removed.

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

At December 31, 1994, borrowings under the $160 million revolving term debt agreement totalled $94.2 million and $55.8 million of the facility was available and unused. A letter of credit to secure $10 million of industrial development bonds of the Company reduces the availability under the revolving credit facility by $10 million.

Market and
dividend data

The Company's Common Stock is listed on the New York Stock Exchange (trading symbol: FLD). At December 31, 1994, there were 2,191 shareholders of record of Common Stock. See Note 8 of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS regarding restrictions on the payment of dividends. No dividends were paid during the last two years. The high and low sale prices on the New York Stock Exchange composite tape for the last two years were as shown below:

                                       Market price Common Stock
Quarter, 1994                           High                 Low
1st                                  $34 3/8        $     24 1/4
2nd                                       33              22 1/2
3rd                                   29 1/8              23 3/4
4th                                   27 3/4              23 3/8
Quarter, 1993
1st                                      $27        $     18 1/8
2nd                                   29 1/8                  22
3rd                                   27 5/8              19 1/2
4th                                   27 1/2              23 3/4

22

                 Fieldcrest Cannon, Inc.
                 Management's discussion and analysis

Quarterly data
(Unaudited)

Data in millions, except per share information


1994 quarter ended                                       March 31       June 30       Sept. 30       Dec. 31
Net sales                                                  $232.3       $254.8          $279.3        $297.3
Gross profit                                                 37.4         40.5            44.2          43.2
Operating income                                             15.0         16.9            20.1          18.5
Net income                                                    5.5          6.7             8.5          10.0
Primary earnings per share                                    .51          .64             .84          1.03
Fully diluted earnings per share                              .47          .56             .68           .80
1993 quarter ended                                       March 31       June 30       Sept. 30       Dec. 31
Net sales                                                  $203.9       $256.5          $256.7        $282.9
Gross profit                                                 36.9         39.3            43.0          46.3
Operating income                                             11.9         14.0             7.5          20.2
Income (loss) from continuing operations before
accounting changes                                            2.7          4.1             (.5)          8.7
Income and gain on sale from discontinued operations          1.0          3.0             8.4            --
Cumulative effect of accounting changes                     (70.3)          --              --            --
Net income (loss)                                           (66.6)         7.1             7.9           8.7
Primary earnings (loss) per share from continuing
operations before accounting changes                          .22          .34            (.04)          .77
Primary earnings per share from discontinued
operations                                                    .09          .25             .69            --
Primary earnings (loss) per share from cumulative
effect of accounting changes                                (5.86)          --              --            --
Primary earnings per share                                  (5.55)         .59             .65           .77
Fully diluted earnings per share                               --          .55             .60           .67

The fourth quarter of 1994 includes favorable settlements of prior years income taxes of $1.7 million which increased net income by $1.7 million, or $.19 per common share on a primary basis and $.12 per share on a fully diluted basis.

Quarterly earnings per share amounts presented do not equal the annual earnings per share amount for 1993 due to the purchase of treasury shares during 1993.

The first quarter of 1993 includes the cumulative effect of the changes in accounting principles related to the Company's accounting for income taxes and post-retirement benefits other than pensions, effective January 1, 1993, which reduced net income by $70.3 million or $5.86 per share. Fully diluted earnings per share are not presented for the quarter as the effects are anti-dilutive.

The third quarter of 1993 includes restructuring charges of $10 million which reduced after-tax income from continuing operations by $6.1 million and $1.4 million of additional income taxes due to the increase in the statutory federal income tax rate. These items reduced income from continuing operations and net income by $7.5 million, or $.62 per share. Discontinued operations for the third quarter of 1993 includes a gain from disposition of the carpet and rug division which increased income by $9.2 million, or $.76 per primary share.
                                                                          23

                 Fieldcrest Cannon, Inc.
                 Consolidated statement of income and retained earnings Year ended December 31
                 Dollars in thousands, except per share data

                                                                                                 1994           1993           1992
                            Net sales                                                     $ 1,063,731    $ 1,000,107    $   981,773
                            Cost of sales (notes 4, 5)                                        898,437        834,701        818,729
                            Selling, general and administrative                                94,756        101,843        102,189
                            Restructuring charges (note 4)                                         --         10,000             --
                            Total operating costs and expenses                                993,193        946,544        920,918
                            Operating income                                                   70,538         53,563         60,855

Other deductions            Interest expense                                                   23,268         27,659         34,149
 (income)                   Other, net                                                            987           (975)           130
                            Total other deductions                                             24,255         26,684         34,279
                            Income before income taxes                                         46,283         26,879         26,576
                            Federal and state income taxes (note 13)                           15,538         11,913         10,886

Net income (loss)           Income from continuing operations before extraordinary
and retained                charge and accounting changes                                  30,745         14,966         15,690
earnings                    Income from discontinued operations                                    --          3,201          4,739
                            Gain from disposition of discontinued operations                       --          9,207             --
                            Extraordinary charge -- early retirement of debt                       --             --         (5,179)
                            Cumulative effect of accounting changes                                --        (70,305)            --
                            Net income (loss)                                                  30,745        (42,931)        15,250
                            Preferred dividends                                                (4,500)          (463)            --
                            Earnings (loss) on common                                     $    26,245    $   (43,394)   $    15,250
                            Amount added to (subtracted from) retained earnings                26,245        (43,394)        15,250
                            Retained earnings, January 1                                       93,035        136,429        121,179
                            Retained earnings, December 31                                $   119,280    $    93,035    $   136,429



Income (loss) per common    Primary from continuing operations before extraordinary
share                       charge and accounting changes                             $      3.02    $      1.24    $      1.39
                            Income from discontinued operations                                    --            .27            .42
                            Gain from disposition of discontinued operations                       --            .78             --
                            Extraordinary charge                                                   --             --           (.46)
                            Cumulative effect of accounting changes                                --          (5.99)            --
                            Primary earnings per common share                             $      3.02    $     (3.70)   $      1.35
                            Fully diluted before extraordinary charge (note 1)            $      2.51    $        --    $      1.78
                            Fully diluted after extraordinary charge and accounting
                                changes (note 1)                                          $      2.51    $        --    $        --


                            Average primary shares outstanding                              8,696,015     11,732,505     11,256,461
                            Average fully diluted shares outstanding                       14,085,905     11,733,276     14,082,678

                 THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.
24

                 Fieldcrest Cannon, Inc.
                 Consolidated statement of financial position
                 At December 31,
                 Dollars in thousands, except per share data

                                                                                                      1994                 1993
                            Assets
Current assets              Cash                                                                 $   5,885             $   3,865
                            Accounts receivable less allowances of $9,506 in 1994
                                and $12,161 in 1993, principally trade                             170,001               164,419
                            Inventories (note 5)                                                   213,994               209,834
                            Net assets held for sale                                                24,000                32,536
                            Other prepaid expenses and current assets                                3,793                 2,491
                            Total current assets                                                   417,673               413,145

Other assets                Plant and equipment, net (notes 6, 9)                                  314,726               294,277
                            Deferred charges and other assets                                       50,266                33,024
                            Total assets                                                         $ 782,665             $ 740,446
                            Liabilities and shareowners' equity

Current liabilities         Accounts and drafts payable                                          $  55,533             $  61,365
                            Federal and state income taxes                                           2,268                   262
                            Deferred income taxes                                                   21,988                14,799
                            Accrued liabilities (note 7)                                            53,958                65,996
                            Current portion of long-term debt                                        1,465                 8,397
                            Total current liabilities                                              135,212               150,819

Non-current                 Senior long-term debt (note 8)                                         107,744                84,611
liabilities                 Subordinated long-term debt (note 8)                                   210,000               210,000
                            Total long-term debt                                                   317,744               294,611
                            Deferred income taxes                                                   42,859                35,182
                            Other non-current liabilities                                           55,648                66,504
                            Total non-current liabilities                                          416,251               396,297
                            Total liabilities                                                      551,463               547,116
                            Commitments (notes 9, 11, 12)


Shareowners' equity         Preferred Stock, $.01 par value (note 10)
                            Shares authorized: 10,000,000
                            Shares issued, 1993: 1,500,000
                            (aggregate liquidation preference of $75,000)                               15                    15
                            Common Stock, $1 par value (note 10)
                            Shares authorized: 25,000,000
                            Shares issued, 1994: 12,360,252                                         12,360                12,186
                            Shares issued, 1993: 12,186,167
                            Additional paid in capital                                             216,772               212,799
                            Minimum pension liability adjustment (note 11)                              --                (7,480)
                            Retained earnings                                                      119,280                93,035
                            Excess purchase price for Common Stock acquired
                                and held in treasury -- 3,606,400 shares                          (117,225)             (117,225)
                            Total shareowners' equity                                              231,202               193,330
                            Total liabilities and shareowners' equity                            $ 782,665             $ 740,446

                 THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                            25
                                     55

                 Fieldcrest Cannon, Inc.
                 Consolidated statement of cash flows
                 For the years ended December 31,
                 Dollars in thousands

                                                                                                         1994         1993
Cash flows from             Increase (decrease) in cash
operating activities        Net income (loss)                                                        $ 30,745    $ (42,931)
                            Adjustments to reconcile net income to net cash provided by operating activities:
                            Cumulative effect of accounting changes for FAS 106 and 109                    --       70,305
                            Extraordinary charge for early retirement of debt                              --           --
                            Premium paid on early retirement of debt                                       --           --
                            Income and gain on sale from discontinued operations                           --      (12,408)
                            Depreciation and amortization                                              29,828       31,539
                            Deferred income taxes                                                       7,677        2,329
                            Other                                                                      (8,178)       1,726
                            Change in current assets and liabilities, excluding effects of disposition of discontinued operations:
                            Accounts receivable                                                        (5,582)     (13,132)
                            Inventories                                                                (4,160)     (10,637)
                            Current deferred income taxes                                               7,189       (3,971)
                            Other prepaid expenses and current assets                                  (1,302)       1,638
                            Accounts payable and accrued liabilities                                  (17,870)       8,700
                            Federal and state income taxes                                              2,006       (3,362)
                            Net cash provided by continuing operating activities                       40,353       29,796
                            Cash provided by (used in) discontinued operations                             --      (17,405)
                            Net cash provided by operating activities                                  40,353       12,391


Cash flows from             Additions to plant and equipment                                          (51,929)     (21,594)
investing activities        Acquisition of net assets held for sale                                        --      (32,536)
                            Proceeds from disposals of plant and equipment                              1,815       12,621
                            Proceeds from disposition of discontinued operations                           --      147,627
                            Net cash provided by (used in) investing activities                       (50,114)     106,118


Cash flows from             Increase (decrease) in revolving debt and other
financing activities        short-term debt                                                        17,798      (59,899)
                            Proceeds from issuance of other long-term debt                             10,000           --
                            Payments on long-term debt                                                (11,597)     (14,811)
                            Proceeds from issuance of common stock                                         80          339
                            Purchase of treasury stock                                                     --     (117,225)
                            Proceeds from issuance of preferred stock                                      --       72,375
                            Dividends paid on preferred stock                                          (4,500)         (88)
                            Net cash provided by (used in) financing activities                        11,781     (119,309)


Net increase                Net increase (decrease) in cash                                             2,020         (800)
(decrease) in cash          Cash at beginning of year                                                   3,865        4,665
                            Cash at end of year                                                      $  5,885    $   3,865
                            Supplemental disclosures of cash flow information


Cash paid during            Interest expense                                                         $ 23,871    $  30,163
the year for                Income tax payments                                                         5,381       23,239


                                 1992
Cash flows from             $  15,250
operating activities               --
                                5,179
                               (5,400)
                               (4,739)
                               31,370
                                4,826
                               (2,348)
                               10,821
                               (8,614)
                               (1,699)
                                1,737
                                  984
                                3,077
                               50,444
                               12,122
                               62,566


Cash flows from               (20,687)
investing activities               --
                                3,955
                                   --
                              (16,732)


Cash flows from               (46,684)
financing activities           82,450
                             (111,497)
                               25,224
                                   --
                                   --
                                   --
                              (50,507)


Net increase                   (4,673)
(decrease) in cash              9,338
                            $   4,665


Cash paid during            $  44,266
the year for                    5,559

                 THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.
26

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share

Note 1:
Significant accounting
policies

BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year items have been reclassified to conform to the 1994 presentation.

The Company operates in the textile industry and is principally involved in the manufacture and sale of home furnishings products. These sales are primarily to department stores, mass retailers, specialty stores and large chain stores. Sales to one customer (Wal-Mart Stores and its affiliates) represented 18.3%, 17.4% and 16.0% of total sales of the Company in 1994, 1993 and 1992, respectively.

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

INCOME TAXES -- The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109), effective January 1, 1993. Under FAS 109, deferred income taxes are recognized, at enacted tax rates, to reflect the future income tax effect of reported differences between the book and tax bases of the Company's assets and liabilities, assuming they will be realized and settled, respectively, at the amount reported in the Company's financial statements. See Note 13 for additional information.

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

Note 3:
Acquisition and
merger with
Amoskeag Company

On November 24, 1993 a newly formed and wholly owned subsidiary of the Company completed a tender offer for all of the outstanding shares of Amoskeag Company ("Amoskeag") for a cash price of $40 per share, or an aggregate of approximately $141.9 million including certain costs. The acquisition has been accounted for as a purchase by the Company of the net assets of Amoskeag held for sale at their net realizable values and as the purchase of treasury stock. Amoskeag owned 3,606,400 shares of the Company's common stock which was assigned a cost of $117.2 million after an allocation of $24.7 million to the net assets of Amoskeag. The Company is in the process of selling all of the operating assets of Amoskeag. These assets are primarily the Bangor and Aroostook Railroad ("BAR") and certain real estate properties. During 1994 the BAR's operating income of $3 million was excluded from the Company's consolidated income statement and $1.6 million of interest costs of the Company were allocated to the assets held for sale. On December 13, 1994 the Company signed a definitive stock purchase agreement to sell the BAR for approximately $24 million of cash and a $4 million note receivable.

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share


Note 4:
Restructuring charges

Concurrent with the purchase of the capital stock of Amoskeag Company the Company implemented a number of programs to reduce overhead and cut costs in 1993. As a result of this process, restructuring charges were incurred in 1993 which reduced pre-tax operating income by $10 million. The restructuring charges include $8 million for the cost of a voluntary early retirement program which was accepted by 184 employees and severance for additional staff reductions, and $2 million for direct non-recurring expenses incurred by the Company in evaluating the purchase of the capital stock of Amoskeag Company. These expenses did not contribute to the ultimate consummation of the tender offer to acquire Amoskeag Company. These charges reduced net income by $6.1 million, or $.52 per share.

Results for 1992 include a $3.5 million pre-tax charge to provide for the cost of closing and disposing of a towel manufacturing facility in York, South Carolina. Production from this facility has been transferred to other Company towel plants without a reduction in overall towel production capacity. The Company also reduced the reserves it established in 1990 to provide for discontinuing its automatic blanket facility by recognizing a pre-tax credit of $1.5 million in 1992. The combined effect of the non-recurring items reduced net income for the year by $1.2 million, or $.11 per share

Note 5:
Inventories

Inventories are valued at the lower of cost or market and consisted of the following at December 31:


                                     1994       1993
Finished goods                  $ 109,423  $ 110,223
Work in progress                   65,375     65,025
Raw materials and supplies         39,196     34,586
Total                           $ 213,994  $ 209,834

Approximately 74% of the inventories at year-end 1994 and 76% at year-end 1993 were valued on the last-in, first-out method (LIFO). If the first-in, first-out method of accounting had been used, inventories would have been greater by approximately $40 million and $33 million at December 31, 1994 and 1993, respectively. The LIFO reserve for continuing operations increased $6.8 million and $2.8 million in 1994 and 1993, respectively.

Note 6:
Plant and equipment

Plant and equipment is stated at cost and consisted of the following at December 31:


                                   1994        1993
Land                          $   5,796   $   5,978
Buildings                       184,902     181,409
Equipment                       378,374     366,333
Plant additions in progress      40,509      18,707
Total                           609,581     572,427
Accumulated depreciation       (294,855)   (278,150)
Net plant and equipment       $ 314,726   $ 294,277

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share

Note 7:
Accrued liabilities

Accrued liabilities were as follows at December 31:


                                     1994      1993
Salaries and other compensation   $11,291   $14,177
Pension, medical and other
    employee benefit plans         18,359    22,058
Advertising expense                 1,436     1,987
Interest expense                    3,240     3,375
Other                              19,632    24,399
Total                             $53,958   $65,996


Note 8:
Debt

Long-term debt at December 31 was as follows:


                                     1994       1993
Senior long-term debt:
Revolving term debt             $  94,224  $  76,426
Industrial development bonds,
    due 2021                       10,000         --
Industrial revenue bonds, due
    in installments through
    2002                            4,985     11,085
10.5% promissory note, due in
    installments and repaid
    in January 1994                    --      5,497
Total senior long-term debt       109,209     93,008
Less current portion                1,465      8,397
Net senior long-term debt         107,744     84,611
Subordinated long-term debt:
6% convertible subordinated
    sinking fund debentures
    due 1997 to 2012              125,000    125,000
11.25% senior subordinated
    debentures due 2002 to
    2004                           85,000     85,000
Total subordinated long-term
    debt                          210,000    210,000
Total long-term debt            $ 317,744  $ 294,611

The Company's revolving credit facility allows the Company to borrow up to $160 million through January 3, 1998. Accordingly, borrowings under the revolving credit facility are classified as long-term debt. Interest rates on the revolving term debt are, at the Company's option, at the prime rate fixed by The First National Bank of Boston, or at a Euromarket-based rate plus 1%. The average interest rate on the revolving term debt was 7.1% on December 31, 1994.

The Company has a program to reduce its exposure to changes in the cost of its variable rate revolving credit borrowings by the use of interest rate cap agreements. At December 31, 1994 the Company has an interest rate cap covering a total notional principal amount of $50 million. The $.5 million cost of the interest rate cap is being amortized over the life of the agreement ending in the first quarter of 1996. The cap agreement provides for a quarterly payment to the Company when the reference 3-month Euromarket based rate exceeds the 6% cap rate. At December 31, 1994 the interest rate cap fair market value was $.9 million compared to a carrying value of $.3 million. The fair value was provided by the financial institution that sold the interest rate cap to the Company.

The revolving credit facility is secured by a first lien on substantially all of the Company's accounts receivables and inventories and requires, among other things, that the Company maintain certain financial ratios with regard to working capital, interest coverage, funded debt and net worth. It also limits the amount of dividends that may be paid by the Company to the lesser of 40% of the Company's net income during the immediately preceding twelve months or $15 million and contains additional financial covenants which may further restrict the ability of the Company to pay dividends. The revolving term debt agreement also places restrictions on the Company's ability to incur debt or liens, to make certain investments and to effect certain mergers, consolidations or sales of assets or changes in control.

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share

Note 8:
Debt
continued

On June 25, 1992, the Company sold $85 million of 11.25% Senior Subordinated Debentures due 2004. The proceeds of this offering plus additional amounts from a Common Stock offering were used to redeem the $100 million 13.5% Senior Subordinated Debentures due 2001. A prepayment premium of $5.4 million on the early retirement of the 13.5% debentures and the write-off of approximately $3.0 million of deferred financing costs related to the debentures and the old revolving credit facility resulted in an after-tax extraordinary charge of $5.2 million, or $.46 per share.

The Company's 6% Convertible Subordinated Sinking Fund Debentures are convertible into shares of Common Stock of the Company at a conversion price of $44.25 per share.

At December 31, 1994, the fair value of the Company's 6% Convertible Subordinated Debentures was $93.8 million compared to a carrying value of $125 million and the fair value of the 11.25% Subordinated Debentures was $85 million compared to a carrying value of $85 million. The fair value of the debentures is based on quoted market prices. Differences between fair value and carrying value of the Company's other debt were not significant.

The aggregate principal and sinking fund payments required to be made on long-term debt during each of the five years subsequent to December 31, 1994 are: 1995, $1.5 million; 1996, $.8 million; 1997, $7.0 million; 1998, $101.2 million and 1999, $6.6 million.


Note 9:
Lease obligations

The Company leases certain real estate and equipment under various operating leases. Listed below are the future minimum rental payments required under these operating leases with noncancelable terms in excess of one year at December 31, 1994.


                                                                               Real      Equip-
                                                                             Estate        ment       Total
1995                                                                       $  5,524    $  9,155    $ 14,679
1996                                                                          5,129       7,689      12,818
1997                                                                          4,470       6,362      10,832
1998                                                                          3,941       4,714       8,655
1999                                                                          3,324       4,113       7,437
Subsequent years                                                             23,389       2,762      26,151
Net minimum lease payments                                                 $ 45,777    $ 34,795    $ 80,572

Total continuing operations rental expense for all operating leases was $20.2 million, $18.9 million, and $17.5 million for 1994, 1993 and 1992, respectively.

Note 10:
Shareowners' equity

In November 1993 the Company's shareowners authorized 10 million shares of undesignated preferred stock and the issuance of up to 1.8 million shares of preferred stock. On November 24, 1993, the Company sold 1.5 million shares of $3.00 Series A Convertible Preferred Stock ("$3.00 Preferred Stock") in a private offering and received net proceeds of $72.4 million. Each $3.00 Preferred Stock share is convertible into 1.7094 shares of Common Stock, equivalent to a conversion price of $29.25 on the $50 offering price. Annual dividends are $3.00 per share and are cumulative. The $3.00 Preferred Stock may be redeemed at the Company's option on or after September 1, 2004, in whole or in part, at $50 per share plus accrued and unpaid dividends. In the event the Company's 11.25% Senior Subordinated Debentures are not outstanding or have been defeased the $3.00 Preferred Stock may be redeemed, in whole or in part, at the option of the Company, at a redemption price of $51.50 per share beginning as of September 10, 1998 and at premiums declining to the $50 liquidation preference by September 2004.

On November 24, 1993, the Board of Directors adopted a Stockholder Rights Plan and declared a dividend of one preferred stock purchase right
("right") for each outstanding share of the Company's Common Stock. Similar rights have been, and generally will be, issued in respect of Common Stock subsequently issued. Each right becomes exercisable, upon the occurrence of certain events, for one one-hundredth of a share of Series B Junior Participating Preferred Stock, $.01 par value, at a purchase price of $80 or, in certain circumstances, Common Stock or other securities, cash or other assets having a then current market price (as defined and subject to adjustment) equal to twice such purchase price. Under the Stockholder Rights

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share


Note 10:
Shareowners' equity
continued

Plan, 500,000 shares of Series B Junior Participating Preferred Stock have been reserved. The rights currently are not exercisable and will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's outstanding shares of Common Stock. The rights, which expire on December 6, 2003, are redeemable in whole, but not in part, at the Company's option at any time for a price of $.02 per right.

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

                          Number of               Option
                             Shares                Price
Outstanding, January 1,
    1992                    33,000                $13.00
Awarded                     12,000                17.625
Exercised                   (3,000)                13.00
Outstanding, January 1,
    1993                    42,000          17.625-13.00
Awarded                     12,000                23.625
Exercised                  (21,000)         23.625-13.00
Cancelled                   (6,000)         23.625-13.00
Outstanding, January 1,
    1994                    27,000          23.625-13.00
Awarded                      8,000                25.625
Exercised                   (5,000)         17.625-13.00
Outstanding and
    exercisable at
    December 31, 1994       30,000         $25.625-13.00
Available for grant at
    December 31, 1994      441,000

On September 11, 1991, the Board of Directors approved the grant of a nonqualified stock option to purchase 20,000 shares of Common Stock to the Company's chief executive officer. The per share price is $14.875, the fair market value on that date. This option became exercisable on January 1, 1992, and expires on September 10, 1998.

The Company has a Long-Term Incentive Plan (the Plan) which was adopted by the Board of Directors and approved by the shareowners in 1988. Under the Plan, employees who are senior executives of the Company may be awarded shares of Common Stock without cost to the employee. The fair market value of the shares at the date of award is accounted for as deferred compensation and is amortized over the restricted period. At December 31, 1994, unamortized deferred compensation of $1.2 million is included in shareowners'equity as a reduction of additional paid in capital. Awards under the Plan are vested after the employee completes four years of continuous employment beginning with the year for which the award is made. Vesting occurs prior to completion of four years of employment if the employee dies while employed, reaches normal retirement or becomes disabled. Under the Plan, 650,000 shares of Common Stock
                                                                            31

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share

Note 10:
Shareowners' equity
continued

have been reserved for awards. The following is an analysis of shares of restricted stock under the Long-term Incentive Plan:

                          1994       1993      1992
Number of Shares:
Outstanding at
    beginning of year  111,674    156,526   145,877
Awarded                 70,000     75,000    50,000
Cancelled                   --     (4,450)   (2,430)
Issued                 (30,563)  (115,402)  (36,921)
Outstanding at end of
    year               151,111    111,674   156,526
Available for grant
    at end of year     254,548    324,548    45,098
Market value on date
    of grant for
    shares granted
    during year        $28.625     $18.75   $15.375

Awards under the Plan will be 70,000 shares in 1995.

Transactions with respect to common stock and additional paid in capital during the three years ended December 31, 1994, were as follows:

                                                                                                 Additional
                                                                                       Class B    Paid in
                                                           Common Stock           Common Stock    Capital
                                                       Shares    Amount        Shares   Amount     Amount
Balance 12/31/91                                    6,788,087   $ 6,788     3,635,398   $3,635   $111,571
Restricted shares awarded                              50,000        50            --       --        (50)
Restricted shares cancelled                            (2,430)       (2)           --       --          2
Earned compensation, restricted stock                      --        --            --       --        831
Director stock option exercised                         3,000         3            --       --         36
Sale of stock                                       1,500,000     1,500            --       --     23,685
Exchange of shares                                        284        --          (284)      --         --
Balance 12/31/92                                    8,338,941     8,339     3,635,114    3,635    136,075
Shares issued to employee savings plans               120,562       120            --       --      2,883
Restricted shares awarded                              75,000        75            --       --        (75)
Restricted shares cancelled                            (4,450)       (4)           --       --          4
Earned compensation, restricted stock                      --        --            --       --      1,126
Director stock options exercised                       21,000        21            --       --        426
Net proceeds from sale of preferred stock in
    excess of par value                                    --        --            --       --     72,360
Exchange or conversion of shares                    3,635,114     3,635    (3,635,114)  (3,635)        --
Balance 12/31/93                                   12,186,167    12,186            --       --    212,799
Shares issued to employee savings plans                99,085        99            --       --      2,571
Restricted shares awarded                              70,000        70            --       --        (70)
Earned compensation, restricted stock                      --        --            --       --      1,431
Preferred stock issuance expense                           --        --            --       --        (73)
Director stock options exercised                        5,000         5            --       --        114
Balance 12/31/94                                   12,360,252   $12,360            --   $   --   $216,772

32

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share

Note 10:
Shareowners' equity
continued

Total shares of Common Stock outstanding as of December 31, 1994 are reduced to 8,753,852 shares by 3,606,400 shares of treasury stock acquired with the acquisition of Amoskeag. The $117.2 million cost of the treasury stock reduces total shareowners' equity.


Note 11:
Employee pension and savings plans

The Company has trusteed pension plans covering essentially all employees. The plans provide pension benefits that are based on the employees' compensation and service. The Company's policy is to fund amounts required by applicable regulations.

Pension expense amounted to $6.9 million in 1994, $13.2 million in 1993 and $6.1 million in 1992. Net pension expense for 1994, 1993 and 1992 consisted of the following components:


                           1994       1993       1992
Service cost (benefits
    earned during the
    period)            $  8,076   $  8,802   $  8,631
Interest cost on
    projected benefit
    obligation           16,668     15,124     13,938
Actual return on
    assets                4,845    (20,985)    (5,161)
Net amortization and
    deferral            (22,703)     4,023    (11,293)
Curtailment and
    special
    termination
    benefits                 --      6,263         --
Net pension cost       $  6,886   $ 13,227   $  6,115

During 1993 the Company recognized a curtailment loss with the sale of its carpet and rug division and special termination benefits from a voluntary early retirement program.
                                                                            33

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share

Note 11:
Employee pension
and savings plans
continued

The table below sets forth the plans' funded status at December 31:

                                                              1994                       1993
                                                          Assets Exceed     Assets Exceed       Accumulated
                                                            Accumulated       Accumulated          Benefits
                                                               Benefits          Benefits     Exceed Assets
Projected benefit obligation:
Vested benefits                                                $199,034           $64,460          $148,022
Non-vested benefits                                               6,058             2,559             6,255
Accumulated benefit obligation                                  205,092            67,019           154,277
Additional amounts related to projected compensation
    levels                                                        6,332                --             6,801
Total projected benefit obligation                              211,424            67,019           161,078
Plan assets at fair value, primarily publicly traded
    stocks and bonds                                            208,170            69,266           144,164
Plan assets over (under) projected benefit obligation            (3,254)            2,247           (16,914)
Unrecognized net (gain) loss                                     29,911            13,293            19,917
Unrecognized net transition assets                               (2,579)           (2,747)             (854)
Unrecognized prior service cost                                   2,798               158             3,552
Adjustment required to recognize minimum liability                   --                --           (15,814)
Net pension asset (liability) recognized in the
    Consolidated Statement of Financial Position                $26,876           $12,951          $(10,113)

Assumptions used in determining the funded status of the pension plans were as follows:

                                1994    1993    1992
Discount rate                   8.6%   7.25%   8.25%
Increase in compensation
    levels                      4.5%    4.5%    5.5%
Expected long-term rate of
    return on assets              9%      9%      9%

For the pension plan with accumulated benefits in excess of assets at December 31, 1993, the Consolidated Statement of Financial Position reflects an additional pension liability of $15.8 million, a long-term intangible asset of $3.6 million and a reduction of shareowners' equity of $7.5 million, net of deferred tax benefits of $4.8 million. At December 31, 1994, the assets in this plan exceeded the accumulated benefits and the 1993 adjustment required to recognize minimum liability was reversed.

The Company also sponsors employee savings plans which cover substantially all employees. The Company amended the plans to provide a Company match of 70% of employee contributions up to two percent of compensation and a match of 20% of employee contributions for the next two percent of compensation in 1994 and 1993. The matching formula may be changed yearly at the discretion of the Company. The match is contributed quarterly in Common Stock of the Company. Expense of the Company match was $2.7 million in 1994 and $3.0 million in 1993.

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


The table below sets forth the plans' combined status at December 31:

                                     1994      1993
Accumulated postretirement
    benefit obligation --
  Retirees                       $ 23,592   $24,224
  Fully eligible active
    participants                    8,020     9,897
  Other active participants         4,728     6,298
  Total                            36,340    40,419
Plan assets                            --        --
Accumulated postretirement
    benefit obligations in
    excess of plan assets at
    December 31                    36,340    40,419
Unrecognized net gain (loss)        2,114    (2,163)
Accrued postretirement benefit
    cost recognized in the
    Consolidated Statement of
    Financial Position at
    December 31                  $ 38,454   $38,256

The discount rate used in determining the accumulated postretirement benefit obligation was 8.6% as of December 31, 1994 and 7.25% as of December 31, 1993. Medical premium assistance payments are at a fixed dollar amount based on the retiree's years of service and, therefore, the plan is not affected by a health care cost trend rate assumption.

Net periodic postretirement benefit cost for 1994 and 1993 included the following components:

                                     1994       1993
Service Cost (benefits earned
    during the period)            $   979    $   974
Interest cost on projected
    benefit obligation              2,820      3,033
Net amortization and deferral         206        (93)
Curtailment gain                       --     (1,850)
Net periodic postretirement
    benefit cost                  $ 4,005    $ 2,064

During 1993 the Company recognized a curtailment gain with the sale of its carpet and rug division.

Prior to 1993, the expense associated with these benefits was recognized on a cash basis when the benefits were paid. The payments amounted to $6.2 million in 1992.

Note 13:
Income taxes

The Company adopted FAS 109, "Accounting for Income Taxes", effective January 1, 1993. The cumulative effect on prior years of the accounting change was charged to net income in 1993 which reduced net income by $48.5 million, or $4.13 per share.

The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously, the Company deferred the past income tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Under FAS 109, assets and liabilities acquired in purchase business combinations are assigned their fair values, and deferred taxes are provided for the


                                                                            35

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share


Note 13:
Income taxes
continued

lower or higher tax bases. Under APB 11, values were assigned net-of-tax. In adopting FAS 109, the Company adjusted the carrying amounts of assets and liabilities acquired in the Cannon and Bigelow acquisitions in 1986 and reduced deferred income tax liabilities to reflect the then current federal tax rate of 34% as opposed to the higher federal tax rates that were in effect when the deferred taxes originated. The carrying amounts have subsequently been adjusted to reflect the increase in the 1993 federal tax rate to 35%.

At December 31, 1994, the Company had $43.3 million of deferred tax assets and $108.1 million of deferred income tax liabilities which have been netted for presentation purposes. The significant components of these amounts as shown on the balance sheet are as follows:



                                                                  12/31/94                  12/31/93
                                                            Current    Noncurrent     Current    Noncurrent
                                                           Liability    Liability    Liability    Liability
Depreciation                                               $     --    $   51,176    $     --    $   51,805
Inventory Valuation                                          36,472            --      35,961            --
Deferred compensation                                          (392)       (2,045)         95        (1,659)
Accruals and allowances                                     (14,686)       (6,439)    (16,952)       (7,513)
Operating loss and tax credit carryover                          --            --      (4,305)           --
Adjustment from recognizing additional pension liability         --            --          --        (4,781)
Other                                                           594          (167)         --        (2,670)
Total deferred tax liabilities                             $ 21,988    $   42,859    $ 14,799    $   35,182

The provision for income taxes for continuing operations included in the Consolidated Statement of Income and Retained Earnings for continuing operations consisted of the following:

                                                                                 1994       1993       1992
Current
  Federal                                                                     $ 5,397    $ 5,483    $ 7,408
  State                                                                            56      1,130        952
Deferred
  Federal                                                                       8,327      4,605      1,741
  State                                                                         1,758        695        785
Total income taxes on income from continuing operations before
    extraordinary charge and accounting changes                               $15,538    $11,913    $10,886

                 Fieldcrest Cannon, Inc.
                 Notes to consolidated financial statements
                 Tabular amounts in thousands except per share


Note 13:
Income taxes
continued

A tax benefit of $3.2 million was recognized on the $8.4 million pre-tax charge for early retirement of debt occurring in 1992.

The income tax effect of items which altered the Company's effective income tax rate from the statutory federal rate were as follows:


                                                    1994                  1993                  1992
                                              Amount    Percent     Amount    Percent     Amount    Percent
Tax at statutory rate                        $16,199       35.0%   $ 9,408       35.0%   $ 9,035       34.0%
State taxes, net                               2,037        4.4      1,186        4.4      1,147        4.3
Basis adjustments in acquired companies           --         --         --         --        612        2.3
Effect of tax rate change                         --         --      1,400        5.2         --         --
Tax credits                                     (567)      (1.2)        --         --         --         --
Prior years tax settlements                   (1,714)      (3.7)        --         --         --         --
Other                                           (417)       (.9)       (81)       (.3)        92         .4
Net taxes                                    $15,538       33.6%   $11,913       44.3%   $10,886       41.0%

Prior to the adoption of FAS 109, the tax effects of timing differences were as follows:

                                                 1992
Depreciation                                  $ 2,515
Deferred compensation                            (129)
Accruals and allowances                        (1,339)
Increase in deferred taxes due to net
    operating loss and tax credit
    carryovers                                    586
Other                                             893
Total deferred tax provision                  $ 2,526

                                                                           37

                 Fieldcrest Cannon, Inc.

Report of
Management

The integrity and objectivity of the information presented in this Annual Report are the responsibility of Fieldcrest Cannon, Inc. management. The financial statements contained in this report were audited by Ernst & Young LLP independent auditors, whose report appears on this page.

The Company maintains a system of internal controls which is independently assessed on an ongoing basis through a program of internal audits. These controls include the selection and training of the Company's employees, organizational arrangements that provide a division of responsibilities and communication programs explaining the Company's policies and standards. We believe this system provides reasonable assurance that transactions are executed in accordance with management's authorization; that transactions are appropriately recorded to permit preparation of financial statements that, in all material respects, are presented in conformity with generally accepted accounting principles; and that assets are properly accounted for and safeguarded against loss from unauthorized use.

The Board of Directors pursues its responsibilities for the financial statements through its Audit Committee, which consists solely of directors who are neither officers nor employees of the Company. The Audit Committee meets periodically with the independent public accountants, the internal auditors and representatives of management to discuss internal accounting control, auditing and financial reporting matters.


(Signature of Thomas R. Staab appears here)
Thomas R. Staab
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER


Report of
independent
auditors

The Shareowners and Board of Directors of Fieldcrest Cannon, Inc.

We have audited the accompanying consolidated statement of financial position of Fieldcrest Cannon, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fieldcrest Cannon, Inc. at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As explained in Notes 12 and 13 to the consolidated financial statements, effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

(Signature of Ernst & Young LLP appears here)
Greensboro, North Carolina
February 1, 1995

38

                 Fieldcrest Cannon, Inc.
                 Selected financial and statistical data
                 In thousands of dollars, except per share data

                                                                       1994           1993         1992         1991         1990
Summary of                  Net sales                            $1,063,731     $1,000,107     $981,773     $960,663     $927,034
continuing                  Depreciation                         $   28,779     $   29,524     $ 29,480     $ 28,473     $ 26,118
operations (a)              Operating income (loss)                  70,538         53,563       60,855       39,613      (13,385)
                            Income (loss) from continuing
                              operations                             30,745-b       14,966-c     15,690-d      1,395      (30,818)-e
                            Dividends on common stock                    --             --           --           --        4,980
                            Per share of common stock:
                            Primary income (loss) from
                              continuing operation               $     3.02-b   $     1.24-c   $   1.39-d   $   0.13     $  (2.97)-e
                            Fully diluted income (loss)                2.51-b           ---c         ---d       0.13        (2.97)-e
                            Dividends                                    --             --           --           --         0.50
                            Shareowners' equity                       17.84          13.79        23.76        23.33        23.01
                            Number of employees                      13,926         14,090       14,636       14,935       15,873
                            Number of shareowners                     2,191          2,401        2,735        2,980        3,099



Summary of financial        Capital expenditures                 $   51,929     $   21,594     $ 20,687     $ 41,000     $ 80,706
position                    Working capital                         282,461        262,326      296,580      138,227      286,707
                            Total assets                            782,665        740,446      863,991      882,662      855,576
                            Long-term obligations                   317,744        294,611      353,419      253,493      403,627
                            Shareowners' equity                     232,202        193,330      284,478      243,173      239,240


Financial ratios            Return on net sales                         2.9%           1.5%         1.6%         0.1%        (3.3)%
                            Return on average shareowners'
                              equity                                   14.5            6.8          6.0          0.6        (11.9)
                            Return on average total assets              4.0            1.9          1.8          0.2         (3.6)



a On July 30, 1993 the Company completed the sale of its carpet and rug operations. Accordingly, the summary of continuing operations excludes the discontinued carpet and rug operations for all periods presented.
b 1994 income was increased $1.7 million, or $.20 per common share on a primary basis and $.12 per share on a fully diluted basis, as a result of favorable settlements of prior years income taxes.
c Reflects pre-tax restructuring charges of $10 million and income tax adjustments of $1.4 million which reduced 1993 income from continuing operations before accounting changes by $7.5 million, or $.64 per common share. The Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions" and FAS 109, "Accounting for Income Taxes", effective January 1, 1993. The cumulative effect of these accounting changes reduced 1993 net income by $70.3 million, or $5.99 per common share. Fully diluted income per share is not presented as effects are anti-dilutive. Financial ratios for 1993 are based on income from continuing operations before accounting changes.
d Before extraordinary charge for early retirement of debt which reduced 1992 net income by $5.2 million ($.46 per common share). Fully diluted income per share is not presented as effects are anti-dilutive. Financial ratios for 1992 are based on income from continuing operations before the extraordinary charge.
e Reflects pre-tax charge of $31.5 million for discontinuing the automatic blanket business which reduced 1990 net income by $19.5 million or $1.88 per common share.
                                                                            39
                                     69