Form 10-K405, Exhibit 13
period 1995-12-31
FIELDCREST CANNON INC
filed 1996-03-28
CIK 35469

FIELDCREST CANNON, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS

The following summary income statement from continuing operations sets forth the percentage relationship that certain costs and expenses and other items in the income statement bear to net sales (dollars in millions).

                                                        1995                    1994                    1993

                                                   Amount    Percent       Amount    Percent       Amount    Percent
NET SALES                                        $1,095.2      100.0%    $1,063.7      100.0%    $1,000.1      100.0%
Cost of sales                                       966.6       88.3        898.4       84.5        834.7       83.5
Selling, general and administrative                 108.2        9.9         94.8        8.9        101.8       10.2
Restructuring charges                                20.5        1.8           --         --         10.0        1.0
OPERATING INCOME (LOSS)                               (.1)        --         70.5        6.6         53.6        5.3
Interest expense                                     27.6        2.5         23.3        2.2         27.7        2.7
Other (income) expense, net                            .1         --           .9         .1         (1.0)       (.1)
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES AND ACCOUNTING CHANGES        (27.8)      (2.5)        46.3        4.3         26.9        2.7
Federal and state income taxes (benefit)            (12.1)      (1.1)        15.6        1.4         11.9        1.2
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE ACCOUNTING CHANGES                      $  (15.7)      (1.4)%   $   30.7        2.9%    $   15.0        1.5%

                                                                              21

FIELDCREST CANNON, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
1995 COMPARED TO 1994

Net sales for 1995 were $1,095.2 million compared to $1,063.7 million for 1994, an increase of 3%. The $31.5 million increase includes $47.0 million of furniture coverings from the Sure Fit business acquired in January 1995. The 1.5% decrease in sales, after adjusting for the Sure Fit acquisition, was due to lower volumes which were only partially offset by price increases implemented in the last half of 1994 and during 1995. The volume decline occurred in the second half of the year and is attributed primarily to weakness in retail sales. Gross profit margins decreased from 15.5% in 1994 to 11.7% in 1995 primarily because of higher raw material prices and lower mill activity.

Selling, general and administrative expenses as a percent of sales increased from 8.9% in 1994 to 9.9% in 1995. The increase was due primarily to increased advertising and other selling expenses.

Operating income for 1995 was also reduced by $20.5 million of restructuring charges resulting from the reorganization of the Company's New York operations, which included severance and termination benefits for 54 employees, a related voluntary early retirement program, which was accepted by 87 employees and closing two yarn mills. See Note 2 of the Notes to Consolidated Financial Statements. The reorganization of the New York office and related early retirement program are expected to reduce pre-tax annual costs by approximately $8 million. The Company has contracted to purchase yarn from outside vendors and expects annual pre-tax savings of $8 to $9 million. Before the restructuring charges, operating income in 1995 was $20.4 million, or 1.9% of sales, compared to $70.5 million, or 6.6% of sales, in 1994.

Interest expense increased $4.3 million in 1995. The increase was due to higher rates under the revolver and an increase in average debt outstanding. Debt increased during 1995 because of the Sure Fit acquisition and the Company's increased level of capital expenditures. In 1994 the Company allocated $1.6 million of interest costs to the Amoskeag assets held for sale.

An income tax benefit equal to 43.5% of the 1995 pre-tax loss was recognized in 1995, compared to an effective income tax rate of 33.6% on pre-tax income in 1994. A $1.7 million favorable settlement of prior years income taxes in 1994 reduced the 1994 effective tax rate by 3.7%. See Note 13 of the Notes to Consolidated Financial Statements.

A loss from continuing operations of $15.7 million, or $2.28 per share, was incurred in 1995 compared to income of $30.7 million, or $3.02 per share, in 1994. The loss before restructuring charges was $3.6 million, or $.91 per share, in 1995 compared to income of $29.0 million, or $2.82 per share, in 1994 after excluding the favorable settlements of prior years income taxes of $1.7 million from 1994.

On March 4, 1996 the Company announced it would close a towel weaving plant and a yarn manufacturing plant as part of the Company's ongoing consolidation effort to utilize assets more effectively. The Company expects to accrue a pre-tax charge of $4.5 to $5.0 million, or $.31 to $.35 per share, for the write-down of equipment and employee termination benefits in the first quarter of 1996. In addition, 1996 operating costs will be adversely affected by approximately $3 million of equipment relocation, training and other related transition costs. The move, when completed, is expected to produce annual cost savings of $8 to $9 million.

1994 COMPARED TO 1993

Net sales from continuing operations in 1994 increased to $1,063.7 million compared to $1,000.1 million in 1993. The 6.4% increase was due primarily to increased volume and to a lesser extent to price increases implemented during the third quarter of 1994. Increases in raw material and labor costs were not fully recovered by the selling price increases and gross margins declined to 15.5% in 1994 compared to 16.5% in 1993.

Selling, general and administrative expenses as a percent of sales decreased from 10.2% in 1993 to 8.9% in 1994. The decrease was due primarily to reduced costs resulting from the voluntary early retirement program implemented in late 1993, lower bad debt expense and a decrease in other selling expenses.

FIELDCREST CANNON, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating income as a percent of sales was 6.6% in 1994 compared to 5.3% in 1993. Operating income was reduced 1.0% in 1993 due to $10 million of restructuring charges. See Note 2 of the Notes to Consolidated Financial Statements. Before the restructuring charges operating income as a percent of sales was 6.3% in 1993.

Interest expense decreased $4.4 million in 1994. The reduction of interest expense was primarily due to lower average debt resulting from the reduction of debt with the proceeds from the sale of the carpet and rug division in July 1993. In 1994 the Company allocated $1.6 million of interest costs to the Amoskeag assets held for sale. See Note 3 of the Notes to Consolidated Financial Statements.

The effective income tax rate was 33.6% in 1994 compared to 44.3% in 1993. The decrease in the effective income tax rate is due primarily to a $1.7 million favorable settlement of prior years income taxes in 1994 and the unfavorable $1.4 million effect of the federal tax rate increase in 1993. See Note 13 of the Notes to Consolidated Financial Statements.

Income from continuing operations before accounting changes was $30.7 million or $3.02 per share in 1994 compared to $15.0 million or $1.24 per share in 1993. Income before non-recurring items was $29.0 millon, or $2.82 per share, in 1994 compared to $22.5 million, or $1.88 per share, in 1993 after excluding the favorable settlements of prior years income taxes of $1.7 million from 1994, and the pre-tax restructuring charge of $10 million and a $1.4 million tax adjustment from 1993.

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

The table below summarizes the Company cash provided by operating and financing activities and cash used for additions to plant and equipment.

(Dollars in thousands)                 1995        1994
CASH PROVIDED (USED):
Net income (loss)                  $(15,725)    $30,745
Depreciation and amortization        31,746      29,828
Deferred income taxes                (2,384)      7,677
Working capital, excluding
  effects of acquisition of Sure
  Fit                                12,613     (19,719)
Other                                 1,597      (8,178)
Financing activities                 42,386      11,781
TOTAL CASH PROVIDED                  70,233      52,134
CASH USED FOR:
Additions to plant and equipment    (64,153)    (51,929)
Sale of plant and equipment           1,218       1,815
Proceeds from net assets held
  for sale                           23,241          --
Purchase of Sure Fit, net of
  cash acquired                     (27,300)         --
TOTAL CASH (USED)                   (66,994)    (50,114)
INCREASE IN CASH                   $  3,239      $2,020

Working capital requirements decreased in 1995 primarily because accounts receivables decreased $10.6 million. Working capital requirements increased in 1994 primarily because of a $17.9 million decrease in accounts payable and accrued liabilities, a $5.6 million increase in accounts receivable and a $4.2 million increase in inventories.

Total debt as a percent of total capitalization (long-term debt, short-term debt and shareowners' equity) was 63% at December 31, 1995, compared to 58% at the end of 1994.

Capital expenditures totalled $64.2 million in 1995 compared to $51.9 million spent in 1994. Capital expenditures for 1996 are expected to be approximately $38 million. Included in the 1995 and 1994 capital expenditures are $37.2 million and $33.8 million, respectively, for a new weaving plant at the Company's Columbus, Ga./Phenix City, Ala. towel mill. It is anticipated that financing of future capital expenditures will be provided by cash flows from operations, borrowings under the Company's revolving credit facility, and, possibly, the sale of long-term debt or equity securities.
                                                                              23

FIELDCREST CANNON, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

On January 27, 1995 the Company purchased the Sure Fit furniture covering business of UTC Holdings, Inc., for a cash purchase price of $27.3 million. Sure Fit's 1995 sales were $47 million. With the acquisition, the Company amended its revolving credit facility to permit the transaction and increased the line from $160 million to $195 million. In March 1995, the Company sold the Bangor and Aroostook Railroad for approximately $20 million of cash and $8 million of notes receivable. Proceeds from the sale were used to reduce borrowings under the revolving credit facility.

The Company's revolving credit facility allows the Company to borrow up to $195 million through January 3, 1998. The Company uses its revolving credit facility for long-term debt purposes and its seasonal borrowing requirements during the year. Short-term borrowings are required during the year to finance seasonal increases in inventories and receivables.

As a result of the operating loss in the fourth quarter of 1995, the Company amended its revolving term debt agreement effective December 29, 1995, to modify certain financial covenants for 1995 and future periods to provide the Company with necessary operating flexibility. The revolving credit facility is secured by a first lien on substantially all of the Company's accounts receivables and inventories and a substantial portion of its plant and equipment and bears interest, at the Company's option, at the prime rate fixed by The First National Bank of Boston, or at a Euromarket-based rate plus 1.25%. Under the December 29, 1995, amendment the borrowing rate increases to a Euromarket-based rate plus 2% in February 1996 based upon the Company's 1995 interest coverage ratio.

The revolving credit facility requires, among other things, that the Company maintain certain financial ratios with regard to working capital, interest coverage, funded debt and net worth. It allows payment of $4.5 million of preferred dividends annually, but does not allow dividends on Common Stock. The agreement also places restrictions on the Company's ability to incur debt or liens, to make certain investments and to effect certain mergers, consolidations or sales of assets or changes in control.

At December 31, 1995, borrowings under the $195 million revolving term debt agreement totalled $142.5 million and $42.5 million of the facility was available and unused. A letter of credit to secure $10 million of industrial development bonds of the Company reduces the availability under the revolving credit facility by $10 million.

As of December 31, 1995, the Company lowered its discount rate from 8.6% to 7.25% for valuing its accumulated pension benefit obligations under FAS 87, "Employers' Accounting for Pensions" and its accumulated postretirement health care and life insurance benefit obligations under FAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions". The lower discount rate of 7.25% results in a higher value for the calculated obligations and will result in higher expenses in 1996 than would have been provided with the previous 8.6% discount rate. The increase in expense is not expected to materially effect the Company's future operating results or financial condition.

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," (FAS 121) which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt FAS 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

FIELDCREST CANNON, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
MARKET AND DIVIDEND DATA

The Company's Common Stock is listed on the New York Stock Exchange (trading symbol: FLD). At December 31, 1995, there were 2,082 shareholders of record of Common Stock. See Note 8 of the Notes to Consolidated Financial Statements regarding restrictions on the payment of dividends. No dividends were paid on Common Stock during the last two years. The high and low sale prices on the New York Stock Exchange composite tape for the last two years were as shown below:

                                                        Market price
                                                        Common Stock
Quarter, 1995                                 High               Low
1st                                    $    25 3/8           $19 7/8
2nd                                         24 1/8            19 3/4
3rd                                         24 7/8            21 1/4
4th                                         22 1/4            15 3/4
Quarter, 1994
1st                                    $    34 3/8           $24 1/4
2nd                                             33            22 1/2
3rd                                         29 1/8            23 3/4
4th                                         27 3/4            23 3/8

QUARTERLY DATA (UNAUDITED)
Data in millions, except per share information

1995 quarter ended                                                      March 31    June 30    Sept. 30    Dec. 31
Net sales                                                               $  257.0    $ 273.1    $  280.5    $ 284.6
Gross profit                                                                43.0       34.4        40.1       11.1
Operating income (loss)                                                     12.4        4.2         6.7      (23.4)
Net income (loss)                                                            3.6       (1.6)         --      (17.7)
Primary earnings (loss) per share                                            .28       (.30)       (.13)     (2.11)
Fully diluted earnings (loss) per share                                      .28       (.30)       (.13)     (2.11)
1994 quarter ended                                                      March 31    June 30    Sept. 30    Dec. 31
Net sales                                                               $  232.3    $ 254.8    $  279.3    $ 297.3
Gross profit                                                                37.4       40.5        44.2       43.2
Operating income                                                            15.0       16.9        20.1       18.5
Net income                                                                   5.5        6.7         8.5       10.0
Primary earnings per share                                                   .51        .64         .84       1.03
Fully diluted earnings per share                                             .47        .56         .68        .80

Annual earnings for 1995 were reduced by pre-tax restructuring charges of $20.5 million which increased the net loss by $12.1 million, or $1.37 per share. Quarterly earnings for 1995 were reduced by restructuring charges of $3.9 million, or $.28 per share; $4.5 million, or $.32 per share; $7.1 million, or $.53 per share; and $4.9 million or $.23 per share for the first, second, third and fourth quarter, respectively. The restructuring charges during the first three quarters were related to the reorganization of the Company's New York operations and a related early retirement program. The fourth quarter charges were the result of closing two yarn mills.

The fourth quarter of 1994 includes favorable settlements of prior years income taxes of $1.7 million which increased net income by $1.7 million, or $.19 per common share on a primary basis and $.12 per share on a fully diluted basis.

Quarterly earnings per share amounts presented for 1995 do not equal the annual 1995 earnings per share amount due to issuance of shares during the year.

FIELDCREST CANNON, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Year Ended December 31
Dollars in thousands, except per share data

                                                                                 1995          1994          1993
Net sales                                                                  $1,095,193    $1,063,731    $1,000,107
Cost of sales (notes 2, 5)                                                    966,642       898,437       834,701
Selling, general and administrative                                           108,194        94,756       101,843
Restructuring charges (note 2)                                                 20,469            --        10,000
Total operating costs and expenses                                          1,095,305       993,193       946,544
Operating income (loss)                                                          (112)       70,538        53,563
OTHER DEDUCTIONS (INCOME):
  Interest expense                                                             27,630        23,268        27,659
  Other, net                                                                       67           987          (975)
Total other deductions                                                         27,697        24,255        26,684
Income (loss) before income taxes                                             (27,809)       46,283        26,879
Federal and state income taxes (benefits) (note 13)                           (12,084)       15,538        11,913
Income (loss) from continuing operations before accounting changes            (15,725)       30,745        14,966
Income from discontinued operations                                                --            --         3,201
Gain from disposition of discontinued operations                                   --            --         9,207
Cumulative effect of accounting changes                                            --            --       (70,305)
Net income (loss)                                                             (15,725)       30,745       (42,931)
Preferred dividends                                                            (4,500)       (4,500)         (463)
Earnings (loss) on common                                                  $  (20,225)   $   26,245    $  (43,394)
Amount added to (subtracted from) retained earnings                           (20,225)       26,245       (43,394)
Retained earnings, January 1                                                  119,280        93,035       136,429
Retained earnings, December 31                                             $   99,055    $  119,280    $   93,035
INCOME (LOSS) PER COMMON SHARE:
  Primary from continuing operations before accounting changes             $    (2.28)   $     3.02    $     1.24
  Income from discontinued operations                                              --            --           .27
  Gain from disposition of discontinued operations                                 --            --           .78
  Cumulative effect of accounting changes                                          --            --         (5.99)
  Primary earnings (loss) per common share                                 $    (2.28)   $     3.02    $    (3.70)
  Fully diluted earnings (loss) per common share (note 1)                  $       --    $     2.51    $       --
Average primary shares outstanding                                          8,875,360     8,696,015    11,732,505
Average fully diluted shares outstanding                                   14,264,504    14,085,905    11,733,276

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

FIELDCREST CANNON, INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
At December 31,
Dollars in thousands, except per share data

                                                                                               1995         1994
ASSETS
Cash                                                                                      $   9,124    $   5,885
Accounts receivable less allowances of $8,162 in 1995 and $9,506 in 1994, principally
  trade                                                                                     168,112      170,001
Inventories (note 5)                                                                        228,167      213,994
Net assets held for sale                                                                         --       24,000
Other prepaid expenses and current assets                                                     3,446        3,793
TOTAL CURRENT ASSETS                                                                        408,849      417,673
Plant and equipment, net (notes 6, 9)                                                       342,285      314,726
Deferred charges and other assets                                                            61,812       50,266
TOTAL ASSETS                                                                              $ 812,946    $ 782,665
LIABILITIES AND SHAREOWNERS' EQUITY
Accounts and drafts payable                                                               $  54,274    $  55,533
Federal and state income taxes                                                                   --        2,268
Deferred income taxes                                                                        17,593       21,988
Accrued liabilities (note 7)                                                                 67,725       53,958
Current portion of long-term debt                                                               780        1,465
TOTAL CURRENT LIABILITIES                                                                   140,372      135,212
Senior long-term debt (note 8)                                                              155,262      107,744
Subordinated long-term debt (note 8)                                                        210,000      210,000
Total long-term debt                                                                        365,262      317,744
Deferred income taxes                                                                        40,475       42,859
Other non-current liabilities                                                                51,406       55,648
TOTAL NON-CURRENT LIABILITIES                                                               457,143      416,251
TOTAL LIABILITIES                                                                           597,515      551,463
Commitments (notes 9, 11, 12)
Preferred Stock, $.01 par value (note 10)
  Shares authorized: 10,000,000
  Shares issued: 1,500,000
  (aggregate liquidation preference of $75,000)                                                  15           15
Common Stock, $1 par value (note 10)
  Shares authorized: 25,000,000
  Shares issued, 1995: 12,560,826                                                            12,561
  Shares issued, 1994: 12,360,252                                                                         12,360
Additional paid in capital                                                                  221,025      216,772
Retained earnings                                                                            99,055      119,280
Excess purchase price for Common Stock acquired and held in treasury -- 3,606,400
  shares                                                                                   (117,225)    (117,225)
TOTAL SHAREOWNERS' EQUITY                                                                   215,431      231,202
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                                 $ 812,946    $ 782,665

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.
                                                                              27

FIELDCREST CANNON, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31,
Dollars in thousands

                                                                                    1995        1994         1993
INCREASE (DECREASE) IN CASH
Cash flows from operating activities:
Net income (loss)                                                               $(15,725)   $ 30,745    $ (42,931)
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting changes for FAS 106 and 109                           --          --       70,305
Income and gain on sale from discontinued operations                                  --          --      (12,408)
Depreciation and amortization                                                     31,746      29,828       31,539
Deferred income taxes                                                             (2,384)      7,677        2,329
Other                                                                              1,597      (8,178)       1,726
Change in current assets and liabilities, excluding effects of acquisition of
  Sure Fit and of discontinued operations:
  Accounts receivable                                                             10,579      (5,582)     (13,132)
  Inventories                                                                      3,125      (4,160)     (10,637)
  Current deferred income taxes                                                   (4,395)      7,189       (3,971)
  Other prepaid expenses and current assets                                          582      (1,302)       1,638
  Accounts payable and accrued liabilities                                         4,990     (17,870)       8,700
  Federal and state income taxes                                                  (2,268)      2,006       (3,362)
NET CASH PROVIDED BY CONTINUING OPERATING ACTIVITIES                              27,847      40,353       29,796
Cash (used in) discontinued operations                                                --          --      (17,405)
Net cash provided by operating activities                                         27,847      40,353       12,391
Cash flows from investing activities:
Additions to plant and equipment                                                 (64,153)    (51,929)     (21,594)
Proceeds from disposal of plant and equipment                                      1,218       1,815       12,621
Proceeds (acquisition) of net assets held for sale                                23,241          --      (32,536)
Purchase of Sure Fit, net of cash acquired                                       (27,300)         --           --
Proceeds from disposition of discontinued operations                                  --          --      147,627
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                              (66,994)    (50,114)     106,118
Cash flows from financing activities:
Increase (decrease) in revolving debt                                             48,298      17,798      (59,899)
Proceeds from issuance of other long-term debt                                        --      10,000           --
Payments on long-term debt                                                        (1,469)    (11,597)     (14,811)
Proceeds from issuance of common stock                                                57          80          339
Purchase of treasury stock                                                            --          --     (117,225)
Proceeds from issuance of preferred stock                                             --          --       72,375
Dividends paid on preferred stock                                                 (4,500)     (4,500)         (88)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                               42,386      11,781     (119,309)
Net increase (decrease) in cash                                                    3,239       2,020         (800)
Cash at beginning of year                                                          5,885       3,865        4,665
Cash at end of year                                                             $  9,124    $  5,885    $   3,865
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest expense                                                              $ 25,471    $ 23,871    $  30,163
  Income tax payments                                                              2,848       5,381       23,239

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(1) SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year items have been reclassified to conform to the 1995 presentation.

The Company operates in the textile industry and is principally involved in the manufacture and sale of home furnishings products. These sales are primarily to domestic department stores, mass retailers, specialty stores and large chain stores. Sales to one customer (Wal-Mart Stores and its affiliates) represented 16.6%, 18.3% and 17.4% of total sales of the Company in 1995, 1994 and 1993, respectively.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

INCOME PER COMMON SHARE -- Primary earnings per common share is based on net income after preferred dividend requirements and the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the year and common stock equivalents attributable to outstanding stock options. Fully diluted earnings per common share are calculated assuming conversion, when dilutive, of the 6% convertible subordinated sinking fund debentures and the $3 Series A Convertible Preferred Stock. Fully diluted income from continuing operations and net income per common share for 1995 and 1993 are not presented as effects are anti-dilutive.
                                                                              29

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(2) RESTRUCTURING CHARGES

During 1995 the Company reorganized its New York operations and relocated sales, marketing and design personnel to Kannapolis, N.C. In conjunction with the reorganization, the Company offered a voluntary early retirement program to its salaried employees. In December 1995 the Company announced the closing of two yarn mills and agreed to sell a warehouse. As a result of these actions the Company incurred restructuring charges of $20.5 million in 1995. The restructuring charges include approximately $15.6 million primarily for severance and termination benefits for 54 employees, the voluntary early retirement program which was accepted by 87 employees and lease costs in connection with the New York reorganization and $4.4 million for the write-down of yarn equipment and $.5 million for termination benefits associated with closing the yarn mills. These charges increased the 1995 loss by $12.1 million, or $1.37 per share.

Concurrent with the purchase of the capital stock of Amoskeag Company the Company implemented a number of programs to reduce overhead and cut costs in 1993. As a result of this process, restructuring charges were incurred in 1993 which reduced pre-tax operating income by $10 million. The restructuring charges include $8 million for the cost of a voluntary early retirement program which was accepted by 184 employees and severance for additional staff reductions, and $2 million for direct non-recurring expenses incurred by the Company in evaluating the purchase of the capital stock of Amoskeag Company. These expenses did not contribute to the ultimate consummation of the tender offer to acquire Amoskeag Company. These charges reduced 1993 net income by $6.1 million, or $.52 per share.

(3) ACQUISITION AND MERGER WITH AMOSKEAG COMPANY

On November 24, 1993 a newly formed and wholly owned subsidiary of the Company completed a tender offer for all of the outstanding shares of Amoskeag Company ("Amoskeag") for a cash price of $40 per share, or an aggregate of approximately $141.9 million including certain costs. The acquisition has been accounted for as a purchase by the Company of the net assets of Amoskeag held for sale at their net realizable values and as the purchase of treasury stock. Amoskeag owned 3,606,400 shares of the Company's common stock which was assigned a cost of $117.2 million after an allocation of $24.7 million to the net assets of Amoskeag. The Company is in the process of selling all of the operating assets of Amoskeag. These assets were primarily the Bangor and Aroostook Railroad ("BAR") and certain real estate properties. During 1994 the BAR's operating income of $3 million was excluded from the Company's consolidated income statement and $1.6 million of interest costs of the Company were allocated to the assets held for sale. In March, 1995 the Company sold the BAR for approximately $20 million of cash and $8 million of notes receivable.

(4) DISCONTINUED OPERATIONS

On July 30, 1993 the Company completed the sale of its carpet and rug operations to Mohawk Industries, Inc. Accordingly, the carpet and rug results have been classified as discontinued operations in the Statement of Income for 1993. Results of operations for the carpet and rug operations include an allocation of corporate interest based on net assets. The sale resulted in a $15.1 million pre-tax gain which increased after-tax net income by $9.2 million, or $.78 per share, in 1993.

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(5) INVENTORIES

Inventories are valued at the lower of cost or market and consisted of the following at December 31:

                                       1995        1994
Finished goods                     $117,776    $109,423
Work in progress                     72,315      65,375
Raw materials and supplies           38,076      39,196
Total                              $228,167    $213,994

Approximately 73% of the inventories at year-end 1995 and 74% at year-end 1994 were valued on the last-in, first-out method (LIFO). If the first-in, first-out method of accounting had been used, inventories would have been greater by approximately $49 million and $40 million at December 31, 1995 and 1994, respectively. The LIFO reserve for continuing operations increased $9.2 million and $6.8 million in 1995 and 1994, respectively.

(6) PLANT AND EQUIPMENT

Plant and equipment is stated at cost and consisted of the following at December 31:

                                      1995         1994
Land                             $   5,376    $   5,796
Buildings                          213,205      184,902
Equipment                          404,277      378,374
Plant additions in progress         24,903       40,509
Total                              647,761      609,581
Accumulated depreciation          (305,476)    (294,855)
Net plant and equipment          $ 342,285    $ 314,726

(7) ACCRUED LIABILITIES

Accrued liabilities were as follows at December 31:

                                        1995       1994
Salaries and other compensation      $ 9,749    $11,291
Pension, medical and other
  employee benefit plans              22,937     18,359
Advertising expense                    4,301      1,436
Interest expense                       4,267      3,240
Other                                 26,471     19,632
Total                                $67,725    $53,958

                                                                              31

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(8) DEBT
Long-term debt at December 31 was as follows:

                                       1995        1994
SENIOR LONG-TERM DEBT:
  Revolving term debt              $142,522    $ 94,224
  Industrial development
    bonds, due 2021                  10,000      10,000
  Industrial revenue bonds, due
    in installments through
    2002........................      3,520       4,985
TOTAL SENIOR LONG-TERM DEBT         156,042     109,209
Less current portion                    780       1,465
NET SENIOR LONG-TERM DEBT           155,262     107,744
SUBORDINATED LONG-TERM DEBT:
  6% convertible subordinated
    sinking fund debentures
    due 1997 to 2012                125,000     125,000
  11.25% senior subordinated
    debentures due 2002
    to 2004                          85,000      85,000
TOTAL SUBORDINATED LONG-TERM
  DEBT                              210,000     210,000
TOTAL LONG-TERM DEBT               $365,262    $317,744

The Company's revolving credit facility allows the Company to borrow up to $195 million through January 3, 1998. Accordingly, borrowings under the revolving credit facility are classified as long-term debt. Interest rates on the revolving term debt are, at the Company's option, at the prime rate fixed by The First National Bank of Boston, or at a Euromarket-based rate plus 1.25%. The borrowing rate increases to a Euromarket-based rate plus 2% in February 1996 based upon the Company's 1995 interest coverage ratio. The average interest rate on the revolving term debt was 7.1% on December 31, 1995.

The revolving credit facility is secured by a first lien on substantially all of the Company's accounts receivables and inventories and a substantial portion of its plant and equipment and requires, among other things, that the Company maintain certain financial ratios with regard to working capital, interest coverage, funded debt and net worth. It allows payment of $4.5 million of preferred dividends annually, but does not allow dividends on Common Stock. The revolving term debt agreement also places restrictions on the Company's ability to incur debt or liens, to make certain investments and to effect certain mergers, consolidations or sales of assets or changes in control.

The Company's 6% Convertible Subordinated Sinking Fund Debentures are convertible into shares of Common Stock of the Company at a conversion price of $44.25 per share.

At December 31, 1995, the fair value of the Company's 6% Convertible Subordinated Debentures was $85.6 million compared to a carrying value of $125 million and the fair value of the 11.25% Subordinated Debentures was $80 million compared to a carrying value of $85 million. The fair value of the debentures is based on quoted market prices. Differences between fair value and carrying value of the Company's other debt were not significant.

The aggregate principal and sinking fund payments required to be made on long-term debt during each of the five years subsequent to December 31, 1995 are: 1996, $.8 million; 1997, $7.0 million; 1998, $149.5 million; 1999, $6.6 million and 2000, $6.6 million.

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(9) LEASE OBLIGATIONS

The Company leases certain real estate and equipment under various operating leases. Listed below are the future minimum rental payments required under these operating leases with noncancelable terms in excess of one year at December 31, 1995.

                                                                                    Real
                                                                                  Estate    Equipment      Total
1996                                                                             $ 6,176    $  10,313    $16,489
1997                                                                               5,809        9,391     15,200
1998                                                                               5,396        7,415     12,811
1999                                                                               4,741        6,518     11,259
2000                                                                               4,238        3,213      7,451
Subsequent years                                                                  34,914          657     35,571
Net minimum lease payments                                                       $61,274    $  37,507    $98,781

Total rental expense for all operating leases was $22.0 million, $20.2 million, and $18.9 million for 1995, 1994 and 1993, respectively.

(10) SHAREOWNERS' EQUITY

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

Following the acquisition of Amoskeag, the Company converted all shares of Class B Common Stock held by Amoskeag into an equivalent number of shares of Common Stock. Under the Company's Certificate of Incorporation, all remaining shares of Class B Common Stock were automatically converted into an equivalent number of shares of Common Stock, and no additional shares of Class B Common Stock may be issued in the future without the prior approval of the holders of Common Stock.

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(10) SHAREOWNERS' EQUITY (CONTINUED)

The Company has an Employee Stock Option Plan which was adopted by the Board of Directors and approved by the shareowners in 1995. Under the Plan, options granted may be either incentive stock options or nonqualified stock options and are granted at not less than the fair market value of the Common Stock at the time of grant. Options generally become exercisable in four equal annual installments commencing one year from the date of grant. Options generally expire, if not exercised, within ten years from the date of grant. Under the option plan, 435,000 shares of Common Stock have been reserved for awards. During 1995 options to purchase 400,400 shares of Common Stock were awarded at an average exercise price of $22.17. None of the outstanding options are exercisable at December 31, 1995 and 34,600 shares are available for grant.

The Company has a Director Stock Option Plan which was adopted by the Board of Directors and approved by the shareowners. Under the option plan, an annual grant of an option for 2,000 shares of Common Stock is awarded to each person who is a Director on the fifth business day after the annual meeting of shareowners. Options to Directors who are also employees of the Company are incentive stock options and to all others are nonqualified options. The price per share is the fair market value on the date each option is granted.
Options may be exercised up to seven years from the date of grant, but no option may be exercised during the six-month period following its grant except in the case of death or disability. Under the option plan, 500,000 shares of Common Stock have been reserved for awards. The following is an analysis of options under the Director Stock Option Plan:

                            Number of           Option
                               Shares            Price
Outstanding, January 1,
  1993                         42,000    $17.625-13.00
Awarded                        12,000           23.625
Exercised                     (21,000)    23.625-13.00
Cancelled                      (6,000)    23.625-13.00
Outstanding, January 1,
  1994                         27,000     23.625-13.00
Awarded                         8,000           25.625
Exercised                      (5,000)    17.625-13.00
Outstanding, January 1,
  1995                         30,000     25.625-13.00
Awarded                        16,000           22.125
Exercised                      (4,000)    17.625-13.00
Cancelled                      (2,000)   25.625-23.625
Outstanding and
  exercisable at
  December 31, 1995            40,000     25.625-13.00
Available for grant at
  December 31, 1995           427,000

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(10) SHAREOWNERS' EQUITY (CONTINUED)

On September 11, 1991, the Board of Directors approved the grant of a nonqualified stock option to purchase 20,000 shares of Common Stock to the Company's chief executive officer. The per share price is $14.875, the fair market value on that date. This option became exercisable on January 1, 1992, and expires on September 10, 1998.

The Company has a Long-Term Incentive Plan (the Plan) which was adopted by the Board of Directors and approved by the shareowners in 1988. Under the Plan, employees who are senior executives of the Company may be awarded shares of Common Stock without cost to the employee. The fair market value of the shares at the date of award is accounted for as deferred compensation and is amortized over the restricted period. At December 31, 1995, unamortized deferred compensation of $.9 million is included in shareowners' equity as a reduction of additional paid in capital. Awards under the Plan are vested after the employee completes four years of continuous employment beginning with the year for which the award is made. Vesting occurs prior to completion of four years of employment if the employee dies while employed, reaches normal retirement or becomes disabled.

Under the Plan, 650,000 shares of Common Stock have been reserved for awards. The following is an analysis of shares of restricted stock under the Long-term Incentive Plan:

                             1995       1994        1993
Number of Shares:
Outstanding at
  beginning of year       151,111    111,674     156,526
Awarded                    70,000     70,000      75,000
Cancelled                  (5,460)        --      (4,450)
Issued                    (74,505)   (30,563)   (115,402)
Outstanding at end
  of year                 141,146    151,111     111,674
Available for grant at
  end of year             190,008    254,548     324,548
Market value on date of
  grant for shares
  granted during year      $22.00    $28.625      $18.75

                                                                              35

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(10) SHAREOWNERS' EQUITY (CONTINUED)

Transactions with respect to common stock and additional paid in capital during the three years ended December 31, 1995, were as follows:

                                                                                                         Additional
                                                                                              Class B       Paid in
                                                                Common Stock             Common Stock       Capital
                                                           Shares     Amount        Shares     Amount        Amount
Balance 12/31/92                                        8,338,941    $ 8,339     3,635,114    $3,635     $  136,075
Shares issued to employee savings plans                   120,562        120            --        --          2,883
Restricted shares award                                    75,000         75            --        --            (75)
Restricted shares cancelled                                (4,450)        (4)           --        --              4
Earned compensation, restricted stock                          --         --            --        --          1,126
Director stock options exercised                           21,000         21            --        --            426
Net proceeds from sale of preferred stock
  in excess of par value                                       --         --            --        --         72,360
Exchange or conversion of shares                        3,635,114      3,635    (3,635,114)   (3,635 )           --
Balance 12/31/93                                       12,186,167     12,186            --        --        212,799
Shares issued to employee savings plans                    99,085         99            --        --          2,571
Restricted shares awarded                                  70,000         70            --        --            (70)
Earned compensation, restricted stock                          --         --            --        --          1,431
Preferred stock issuance expense                               --         --            --        --            (73)
Director stock options exercised                            5,000          5            --        --            114
Balance 12/31/94                                       12,360,252     12,360            --        --        216,772
Shares issued to employee savings plans                   132,034        132            --        --          2,563
Restricted shares awarded                                  70,000         70            --        --            (70)
Restricted shares cancelled                                (5,460)        (5)           --        --             --
Earned compensation, restricted stock                          --         --            --        --          1,747
Director stock options exercised                            4,000          4            --        --             71
Balance 12/31/95                                       12,560,826    $12,561            --    $   --     $  221,025

Total shares of Common Stock outstanding as of December 31, 1995 are reduced to 8,954,426 shares by 3,606,400 shares of treasury stock acquired with the acquisition of Amoskeag. The $117.2 million cost of the treasury stock reduces total shareowners' equity.

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(11) EMPLOYEE PENSION AND SAVINGS PLANS

The Company has trusteed pension plans covering essentially all employees. The plans provide pension benefits that are based on the employees' compensation and service. The Company's policy is to fund amounts required by applicable regulations.

Pension expense amounted to $8.2 million in 1995, $6.9 million in 1994 and $13.2 million in 1993. Net pension expense for 1995, 1994 and 1993 consisted of the following components:

                            1995        1994        1993
Service cost
  (benefits earned
  during the period)    $  6,530    $  8,076    $  8,802
Interest cost on
  projected benefit
  obligation              17,572      16,668      15,124
Actual return on
  assets                 (52,465)      4,845     (20,985)
Net amortization and
  deferral                34,197     (22,703)      4,023
Curtailment and
  special termination
  benefits                 2,359          --       6,263
Net pension cost        $  8,193    $  6,886    $ 13,227

The Company recognized a curtailment loss with the sale of its carpet and rug division in 1993 and special termination benefits from voluntary early retirement programs in 1995 and 1993.

The table below sets forth the plans' funded status at December 31:

                                       1995        1994
Projected benefit obligation:
Vested benefits                    $243,767    $199,034
Non-vested benefits                   6,265       6,058
Accumulated benefit obligation      250,032     205,092
Additional amounts related to
  projected compensation levels       8,121       6,332
Total projected benefit
  obligation                        258,153     211,424
Plan assets at fair value,
  primarily publicly traded
  stocks
  and bonds                         253,378     208,170
Plan assets over (under)
  projected benefit obligation       (4,775)     (3,254)
Unrecognized net loss                31,752      29,911
Unrecognized net
  transition assets                  (1,556)     (2,579)
Unrecognized prior service cost       2,470       2,798
Net pension asset recognized in
  the Consolidated Statement of
  Financial Position               $ 27,891    $ 26,876

Assumptions used in determining the funded status of the pension plans were as follows:

                                1995     1994     1993
Discount rate                  7.25 %    8.6 %   7.25 %
Increase in compensation
  levels                        4.5 %    4.5 %    4.5 %
Expected long-term rate of
  return on assets                9 %      9 %      9 %

The Company also sponsors employee savings plans which cover substantially all employees. The Company provides a match of 70% of employee contributions up to two percent of compensation and a match of 20% of employee contributions for the next two percent of compensation. The matching formula may be changed yearly at the discretion of the Company. The match is contributed quarterly in Common Stock of the Company. Expense of the Company match was $2.7 million in 1995, $2.7 million in 1994 and $3.0 million in 1993.
                                                                              37

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(12) POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

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

The table below sets forth the plans' combined status at December 31:

                                        1995       1994
Accumulated postretirement
  benefit obligation --
  Retirees                           $25,057    $23,592
  Fully eligible active
    participants                       8,892      8,020
  Other active participants            5,838      4,728
  Total                               39,787     36,340
Unrecognized net gain (loss)          (1,422)     2,114
Accrued postretirement benefit
  cost recognized in the
  Consolidated Statement of
  Financial Position at December     $38,365    $38,454
  31

The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% as of December 31, 1995 and 8.6% as of December 31, 1994. Medical premium assistance payments are at a fixed dollar amount based on the retiree's years of service and, therefore, the plan is not affected by a health care cost trend rate assumption.

Net periodic postretirement benefit cost for 1995, 1994 and 1993 included the following components:

                               1995      1994       1993
Service cost (benefits
  earned during the
  period)                    $  818    $  979    $   974
Interest cost on projected
  benefit obligation          2,945     2,820      3,033
Net amortization and
  deferral                     (171)      206        (93)
Curtailment gain                 --        --     (1,850)
Net periodic
  postretirement benefit
  cost                       $3,592    $4,005    $ 2,064

During 1993 the Company recognized a curtailment gain with the sale of its carpet and rug division.

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(13) INCOME TAXES

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

At December 31, 1995, the Company had $52.1 million of deferred tax assets and $110.2 million of deferred income tax liabilities which have been netted for presentation purposes. The significant components of these amounts as shown on the balance sheet are as follows:

                                                                        12/31/95                  12/31/94
                                                                  Current    Noncurrent     Current    Noncurrent
                                                                 Liability    Liability    Liability    Liability
Depreciation                                                     $    636    $   52,899    $     --    $   51,176
Inventory valuation                                                35,924            --      36,472            --
Deferred compensation                                                (360)       (5,031)       (392)       (5,262)
Accruals and allowances                                           (16,401)       (4,129)    (14,686)       (6,439)
Operating loss carryforwards                                       (2,155)           --          --            --
Other                                                                 (51)       (3,264)        594         3,384
Total deferred tax liabilities                                   $ 17,593    $   40,475    $ 21,988    $   42,859

The provision for income taxes for continuing operations included in the Consolidated Statement of Income and Retained Earnings for continuing operations consisted of the following:

                              1995       1994       1993
Current
  Federal                 $ (5,611)   $ 5,397    $ 5,483
  State                        306         56      1,130
Deferred
  Federal                   (3,977)     8,327      4,605
  State                     (2,802)     1,758        695
Total income taxes on
  income from
  continuing operations
  before accounting
  changes                 $(12,084)   $15,538    $11,913

                                                                              39

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share

(13) INCOME TAXES (CONTINUED)

The income tax effect of items which altered the Company's effective income tax rate from the statutory federal rate were as follows:

                                                         1995                   1994                  1993
                                                    Amount    Percent     Amount    Percent     Amount    Percent
Tax at statutory rate                             $ (9,733)      35.0%    $16,199      35.0%    $9,408       35.0%
State taxes, net                                    (1,623)       5.8      2,037        4.4      1,186        4.4
Effect of tax rate change                               --         --         --         --      1,400        5.2
Tax credits                                           (543)       2.0       (567)      (1.2)        --         --
Prior years tax settlements                             --         --     (1,714)      (3.7)        --         --
Other                                                 (185)        .7       (417)       (.9)       (81)       (.3)
Net taxes                                         $(12,084)      43.5%    $15,538      33.6%    $11,913      44.3%

At December 31, 1995, the Company has net operating loss carryforwards of $49.1 million for state income tax purposes that expire in 2000 through 2010.

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

Thomas R. Staab
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER


REPORT OF INDEPENDENT AUDITORS

The Shareowners and
Board of Directors of
Fieldcrest Cannon, Inc.

We have audited the accompanying consolidated statement of financial position of Fieldcrest Cannon, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fieldcrest Cannon, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As explained in Notes 12 and 13 to the consolidated financial statements, effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Greensboro, North Carolina
January 30, 1996
                                                                              41

FIELDCREST CANNON, INC.
SELECTED FINANCIAL AND STATISTICAL DATA
In thousands of dollars, except per share data

SUMMARY OF CONTINUING OPERATIONS (A)                1995           1994           1993         1992         1991
Net sales                                     $1,095,193     $1,063,731     $1,000,107     $981,773     $960,663
Depreciation                                  $   30,248     $   28,779     $   29,524     $ 29,480     $ 28,473
Operating income (loss)                             (112)(b)     70,538         53,563       60,855       39,613
Income (loss) from continuing operations      $  (15,725)(b)     30,745(c)      14,966(d)    15,690(e)     1,395
PER SHARE OF COMMON STOCK:
Primary income (loss) from continuing
  operation                                   $    (2.28)(b) $     3.02(c)  $     1.24(d)  $   1.39(e)  $   0.13
Fully diluted income (loss)                           --(b)        2.51(c)          --(d)        --(e)      0.13
Shareowners' equity                                15.68          17.84          13.79        23.76        23.33
Number of employees                               13,610         13,926         14,090       14,636       14,935
Number of shareholders                             2,082          2,191          2,401        2,735        2,980
SUMMARY OF FINANCIAL POSITION
Capital expenditures                          $   64,153     $   51,929     $   21,594     $ 20,687     $ 41,000
Working capital                                  268,477        282,461        262,326      296,580      138,227
Total assets                                     812,946        782,665        740,446      863,991      882,662
Long-term debt                                   365,262        317,744        294,611      353,419      253,493
Shareowners' equity                              215,431        232,202        193,330      284,478      243,173
FINANCIAL RATIOS
Return on net sales                                 (1.4)%          2.9%           1.5%         1.6%         0.1%
Return on average shareowners' equity               (7.0)          14.5            6.8          6.0          0.6
Return on average total assets                      (2.0)           4.0            1.9          1.8          0.2

(a) On July 30, 1993, the Company completed the sale of its carpet and rug operations. Accordingly, the summary of continuing operations excludes the discontinued carpet and rug operations for all periods presented.
(b) Reflects pre-tax restructuring charges of $20.5 million which increased 1995 loss by $12.1 million, or $1.37 per common share. Fully diluted income per share is not presented as effects are anti-dilutive.
(c) 1994 income was increased $1.7 million, or $.20 per common share on a primary basis and $.12 per share on a fully diluted basis, as a result of favorable settlements of prior years income taxes.
(d) Reflects pre-tax restructuring charges of $10 million and income tax adjustments of $1.4 million which reduced 1993 income from continuing operations before accounting changes by $7.5 million, or $.64 per common share. The Company adopted FAS 106, "Employers' Accounting for
      Postretirement Benefits other than Pensions" and FAS 109, "Accounting for Income Taxes", effective
      January 1, 1993. The cumulative effect of these accounting changes reduced 1993 net income by $70.3 million, or $5.99 per common share. Fully diluted income per share is not presented as effects are anti-dilutive. Financial ratios for 1993 are based on income from continuing operations before accounting changes.
(e) Before extraordinary charge for early retirement of debt which reduced 1992 net income by $5.2 million
      ($.46 per common share). Fully diluted income per share is not presented as effects are anti-dilutive. Financial ratios for 1992 are based on income from continuing operations before the extraordinary charge.

42