Form 10-K405, Exhibit 13
period 1996-12-31
FIELDCREST CANNON INC
filed 1997-03-31
CIK 35469

FIELDCREST CANNON, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS
The following summary income statement sets forth the percentage relationship that certain costs and expenses and other items in the income statement bear to net sales (dollars in millions).

                                                         1996                    1995                    1994
                                                    Amount    Percent       Amount    Percent       Amount    Percent
NET SALES                                         $1,092.5      100.0%    $1,095.2      100.0%    $1,063.7      100.0%
Cost of sales                                        956.6       87.6        966.6       88.3        898.4       84.5
Selling, general and administrative                  105.4        9.6        108.2        9.9         94.8        8.9
Restructuring charges                                  8.1         .7         20.5        1.8           --         --
OPERATING INCOME (LOSS)                               22.4        2.1          (.1)        --         70.5        6.6
Interest expense                                      26.8        2.5         27.6        2.5         23.3        2.2
Other (income) expense,                               (5.6)       (.5)          .1         --           .9         .1
INCOME (LOSS) BEFORE INCOME TAXES                      1.2         .1        (27.8)      (2.5)        46.3        4.3
Federal and state income taxes (benefit)                .1         --        (12.1)      (1.1)        15.6        1.4
NET INCOME (LOSS)                                 $    1.1         .1%    $  (15.7)      (1.4)%   $   30.7        2.9%

                                                                              13

FIELDCREST CANNON, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
1996 COMPARED TO 1995
Net sales for 1996 were $1,092.5 million compared to $1,095.2 million for 1995, a decrease of .2%. The decline was primarily due to the sale of the Blanket Division in November 1996. Net sales increased 1.3% after excluding Blanket Division sales for both periods. The increase in sales other than blankets was due primarily to volume increases. Gross profit margins increased from 11.7% in 1995 to 12.4% in 1996 primarily because of reduced manufacturing costs associated with the new towel weaving facility in Phenix City, Alabama and the outsourcing of the Bed Division yarn production. These cost reductions were partially offset by $4.1 million of equipment relocation and training costs related to the consolidation and closing of two towel facilities.
Selling, general and administrative expenses as a percent of sales decreased from 9.9% in 1995 to 9.6% in 1996. The decrease was due primarily to lower advertising and other selling expenses. These lower expenses were partially offset by higher costs related to the outsourcing of the Company's information technology services and functions in August 1996.
Operating income for 1996 was reduced $8.1 million by restructuring charges of $3.6 million for closing a towel weaving plant and a yarn manufacturing plant and $4.5 million for employee termination benefits and disposal costs related to the sale of certain Blanket Division assets. See Note 2 of the Notes to Consolidated Financial Statements. Before the restructuring charges, operating income in 1996 was $30.5 million, or 2.8% of sales, compared to $20.4 million, or 1.9% of sales, in 1995.
Net interest expense decreased $.8 million in 1996. The decrease was primarily due to $2.1 million of interest income received with refunds of federal income taxes during 1996. Excluding the effects of the interest income, interest expense increased due to higher average debt and interest rates during 1996. Other income of $5.6 million related primarily to the sale of two warehouse distribution centers and a towel yarn facility that were no longer used by the Company.
The effective income tax rate was 9.7% in 1996 compared to an effective income tax benefit of 43.5% in 1995. See Note 11 of the Notes to Consolidated Financial Statements.
Net income was $1.1 million, or a loss of $.38 per share after $4.5 million of preferred dividends, in 1996 compared to a loss of $15.7 million, or $2.28 per share, in 1995. Excluding the effects of the restructuring charges, net income was $6.1 million, or $.18 per share, in 1996, compared to a loss of $3.6 million, or $.91 per share, in 1995.
1995 COMPARED TO 1994
Net sales for 1995 were $1,095.2 million compared to $1,063.7 million for 1994, an increase of 3%. The $31.5 million increase includes $47.0 million of furniture coverings from the Sure Fit business acquired in January 1995. The 1.5% decrease in sales, after adjusting for the Sure Fit acquisition, was due to lower volumes which were only partially offset by price increases implemented in the last half of 1994 and during 1995. The volume decline occurred in the second half of the year and is attributed primarily to weakness in retail sales. Gross profit margins decreased from 15.5% in 1994 to 11.7% in 1995 primarily because of higher raw material prices and lower mill activity.
Selling, general and administrative expenses as a percent of sales increased from 8.9% in 1994 to 9.9% in 1995. The increase was due primarily to increased advertising and other selling expenses.
Operating income for 1995 was also reduced by $20.5 million of restructuring charges resulting from the reorganization of the Company's New York operations, which included severance and termination benefits for 54 employees, a related voluntary early retirement program, which was accepted by 87 employees and closing two yarn mills. See Note 2 of the Notes to Consolidated Financial Statements. The reorganization of the New York office and related early retirement program are expected to reduce pre-tax annual costs by approximately $8 million. The Company has contracted to purchase yarn from outside vendors and expects annual pre-tax savings of $8 to $9 million. Before the restructuring charges, operating income in 1995 was $20.4 million, or 1.8% of sales, compared to $70.5 million, or 6.6% of sales, in 1994.
14

FIELDCREST CANNON, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Interest expense increased $4.3 million in 1995. The increase was due to higher rates under the revolver and an increase in average debt outstanding. Debt increased during 1995 because of the Sure Fit acquisition and the Company's increased level of capital expenditures. In 1994 the Company allocated $1.6 million of interest costs to the Amoskeag assets held for sale.
An income tax benefit equal to 43.5% of the 1995 pre-tax loss was recognized in 1995, compared to an effective income tax rate of 33.6% on pre-tax income in 1994. A $1.7 million favorable settlement of prior years income taxes in 1994 reduced the 1994 effective tax rate by 3.7%. See Note 11 of the Notes to Consolidated Financial Statements.
Net loss from continuing operations of $15.7 million, or $2.28 per share, was incurred in 1995 compared to net income of $30.7 million, or $3.02 per share, in 1994. The loss before restructuring charges was $3.6 million, or $.91 per share, in 1995 compared to income of $29.0 million, or $2.82 per share, in 1994 after excluding the favorable settlements of prior years income taxes of $1.7 million from 1994.
LIQUIDITY AND CAPITAL RESOURCES
The Company's primary capital requirements are for working capital, principally inventory and accounts receivable, and capital expenditures. The Company historically has financed these requirements, including its working capital requirements which follow a seasonal pattern, with funds generated from its operations and through borrowings under its revolving credit agreements.
The table below summarizes the Company cash provided by operating and financing activities and cash provided by (used in) investing activities.

(Dollars in thousands)                  1996        1995
CASH PROVIDED (USED):
Net income (loss)                   $  1,060    $(15,725)
Depreciation and amortization         36,678      31,746
Deferred income taxes                 (2,184)     (2,384)
Working capital, excluding
  effects of acquisition of Sure
  Fit and sale of Blanket
  Division inventories                 8,256      12,613
Other                                 (3,409)      1,597
Financing activities                 (53,164)     42,386
TOTAL CASH PROVIDED (USED)           (12,763)     70,233
CASH USED FOR:
Additions to plant and equipment     (33,386)    (64,153)
Sale of plant and equipment           15,483       1,218
Proceeds from sale of Blanket
  Division inventories and
  equipment                           26,189          --
Proceeds from net assets held
  for sale                                --      23,241
Purchase of Sure Fit, net of
  cash acquired                           --     (27,300)
TOTAL CASH PROVIDED BY
  (USED IN) INVESTING ACTIVITIES       8,286     (66,994)
INCREASE (DECREASE) IN CASH         $ (4,477)   $  3,239

Working capital requirements decreased in 1996 primarily because accounts receivables decreased $13.6 million in connection with the closing of the Blanket Division operations. Working capital requirements decreased in 1995 primarily because accounts receivables decreased $10.6 million.
Total debt as a percent of total capitalization (long-term debt, short-term debt and shareowners' equity) was 60% at December 31, 1996, compared to 63% at the end of 1995.
Capital expenditures totalled $33.4 million in 1996 compared to $64.2 million spent in 1995. Capital expenditures for 1997 are expected to be approximately $70 million. Included in the 1995 capital expenditures is $37.2 million for a new weaving plant at the Company's Columbus, Ga./Phenix City, Ala. towel mill which was completed during 1996. It is anticipated that financing of future capital expenditures will be provided by cash flows from operations, borrowings under the Company's revolving credit facility, and, possibly, the sale of long-term debt or equity securities.
The Company's revolving credit facility in place during 1996 allowed the Company to borrow up to $195 million through January 3, 1998. Effective January 30, 1997, the Company refinanced its existing revolving credit facility with a new revolving credit facility which allows the Company to borrow up to $200 million through January 30, 2002. Outstanding letters of credit reduce the availability under the revolving credit facility by $12.6 million. The Company uses its revolving credit facility for long-term debt purposes and its seasonal borrowing requirements during the year. Short-term borrowings are required during the year to finance seasonal increases in inventories and receivables.
                                                                              15

FIELDCREST CANNON, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
The new revolving credit facility requires, among other things, that the Company maintain certain financial ratios with regard to interest coverage and funded debt. It allows payment of $4.5 million of preferred dividends annually, but does not allow dividends on Common Stock. The agreement also places restrictions on the Company's ability to incur debt or liens, to make certain investments and to effect certain mergers, consolidations or sales of assets or changes in control.
At December 31, 1996, borrowings under the $195 million revolving term debt agreement totalled $95.7 million. Interest rates on the replaced revolving term debt were, at the Company's option, at the prime rate, or at a Euromarket-based rate plus 2.25%. The borrowing rate decreased to a Euromarket-based rate plus 2% on January 31, 1997 under the new facility.
MARKET AND DIVIDEND DATA
The Company's Common Stock is listed on the New York Stock Exchange (trading symbol: FLD). At December 31, 1996, there were 1,953 shareholders of record of Common Stock. See Note 6 of the Notes to Consolidated Financial Statements regarding restrictions on the payment of dividends. No dividends were paid on Common Stock during the last two years. The high and low sale prices on the New York Stock Exchange composite tape for the last two years were as shown below:

                                                        Market price
                                                        Common Stock
Quarter, 1996                                 High               Low
1st                                    $    21 1/2           $16 3/8
2nd                                         22 1/4            19 1/4
3rd                                         20 1/8            13 1/2
4th                                             16            12 7/8
Quarter, 1995
1st                                    $    25 3/8           $19 7/8
2nd                                         24 1/8            19 3/4
3rd                                         24 7/8            21 1/4
4th                                         22 1/4            15 3/4

QUARTERLY DATA (UNAUDITED)
Data in millions, except per share information

1996 quarter ended                                                      March 31    June 30    Sept. 30    Dec. 31
Net sales                                                                 $250.0     $277.8      $285.2     $279.5
Gross profit                                                                34.9       36.0        35.7       29.4
Operating income                                                             6.1       11.0         2.9        2.5
Net income (loss)                                                            (.7)       2.1        (2.7)       2.3
Primary earnings (loss) per share                                           (.20)       .11        (.43)       .13
Fully diluted earnings (loss) per share                                     (.20)       .11        (.43)       .13
1995 quarter ended                                                      March 31    June 30    Sept. 30    Dec. 31
Net sales                                                                 $257.0     $273.1      $280.5     $284.6
Gross profit                                                                43.0       34.4        40.1       11.1
Operating income (loss)                                                     12.4        4.2         6.7      (23.4)
Net income (loss)                                                            3.6       (1.6)         --      (17.7)
Primary earnings (loss) per share                                            .28       (.30)       (.13)     (2.11)
Fully diluted earnings (loss) per share                                      .28       (.30)       (.13)     (2.11)

FIELDCREST CANNON, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Annual earnings for 1996 were reduced by pre-tax restructuring charges of $8.1 million which reduced net income by $5.1 million or $.56 per share. Quarterly earnings for 1996 were reduced by restructuring charges of $3.6 million, or $.25 per share, and $4.5 million, or $.31 per share, for the first and third quarters, respectively. The restructuring charges in the first quarter were related to the closing of two towel mills. The third quarter charges were the result of closing the Blanket facilities in Eden, North Carolina. Net income in the fourth quarter was increased $3.8 million, or $.42 per share, by pre-tax gains of $6.1 million related primarily to sale of two warehouse distribution centers and a towel yarn facility that were no longer used by the Company. Annual earnings for 1995 were reduced by pre-tax restructuring charges of $20.5 million which increased the net loss by $12.1 million, or $1.37 per share. Quarterly earnings for 1995 were reduced by restructuring charges of $3.9 million, or $.28 per share; $4.5 million, or $.32 per share; $7.1 million, or $.53 per share; and $4.9 million or $.23 per share for the first, second, third and fourth quarters, respectively. The restructuring charges during the first three quarters were related to the reorganization of the Company's New York operations and a related early retirement program. The fourth quarter charges were the result of closing two yarn mills.
Quarterly earnings per share amounts presented for 1996 and 1995 do not equal the annual 1996 and 1995 earnings per share amount due to issuance of shares during the year.
                                                                              17

FIELDCREST CANNON, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Year Ended December 31
Dollars in thousands, except per share data

                                                                                 1996          1995          1994
Net sales                                                                  $1,092,496    $1,095,193    $1,063,731
Cost of sales (notes 2, 3)                                                    956,522       966,642       898,437
Selling, general and administrative                                           105,405       108,194        94,756
Restructuring charges (note 2)                                                  8,130        20,469            --
Total operating costs and expenses                                          1,070,057     1,095,305       993,193
Operating income (loss)                                                        22,439          (112)       70,538
OTHER DEDUCTIONS (INCOME):
  Interest expense                                                             26,869        27,630        23,268
  Other, net                                                                   (5,604)           67           987
Total other deductions                                                         21,265        27,697        24,255
Income (loss) before income taxes                                               1,174       (27,809)       46,283
Federal and state income taxes (benefits) (note 11)                               114       (12,084)       15,538
Net income (loss)                                                               1,060       (15,725)       30,745
Preferred dividends                                                            (4,500)       (4,500)       (4,500)
Earnings (loss) on common                                                  $   (3,440)   $  (20,225)   $   26,245
Amount added to (subtracted from) retained earnings                            (3,440)      (20,225)       26,245
Retained earnings, January 1                                                   99,055       119,280        93,035
Retained earnings, December 31                                             $   95,615    $   99,055    $  119,280
Primary earnings (loss) per common share                                   $     (.38)   $    (2.28)   $     3.02
Fully diluted earnings (loss) per common share (note 1)                    $       --    $       --    $     2.51
Average primary shares outstanding                                          9,023,958     8,875,360     8,696,015
Average fully diluted shares outstanding                                   14,413,901    14,264,504    14,085,905

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.
18

FIELDCREST CANNON, INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
At December 31,
Dollars in thousands, except per share data

                                                                                               1996         1995
ASSETS
Cash                                                                                      $   4,647    $   9,124
Accounts receivable less allowances of $7,693 in 1996 and $8,162 in 1995, principally
  trade                                                                                     154,511      168,112
Inventories (note 3)                                                                        216,165      228,167
Other prepaid expenses and current assets                                                     2,489        3,446
TOTAL CURRENT ASSETS                                                                        377,812      408,849
Plant and equipment, net (notes 4, 7)                                                       323,838      342,285
Deferred charges and other assets                                                            66,843       61,812
TOTAL ASSETS                                                                              $ 768,493    $ 812,946
LIABILITIES AND SHAREOWNERS' EQUITY
Accounts and drafts payable                                                               $  63,910    $  54,274
Deferred income taxes                                                                        18,212       17,593
Accrued liabilities (note 5)                                                                 61,172       67,725
Current portion of long-term debt                                                             5,508          780
TOTAL CURRENT LIABILITIES                                                                   148,802      140,372
Senior long-term debt (note 6)                                                              107,746      155,262
Subordinated long-term debt (note 6)                                                        203,750      210,000
Total long-term debt                                                                        311,496      365,262
Deferred income taxes                                                                        38,291       40,475
Other non-current liabilities                                                                54,149       51,406
TOTAL NON-CURRENT LIABILITIES                                                               403,936      457,143
TOTAL LIABILITIES                                                                           552,738      597,515
Commitments (notes 7, 9, 10)
Preferred Stock, $.01 par value (note 8)
  Shares authorized: 10,000,000
  Shares issued: 1,500,000
  (aggregate liquidation preference of $75,000)                                                  15           15
Common Stock, $1 par value (note 8)
  Shares authorized: 25,000,000
  Shares issued, 1996: 12,738,894                                                            12,739
  Shares issued, 1995: 12,560,826                                                                         12,561
Additional paid in capital                                                                  224,611      221,025
Retained earnings                                                                            95,615       99,055
Excess purchase price for Common Stock acquired and held in treasury -- 3,606,400
  shares                                                                                   (117,225)    (117,225)
TOTAL SHAREOWNERS' EQUITY                                                                   215,755      215,431
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                                 $ 768,493    $ 812,946

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.
                                                                              19

FIELDCREST CANNON, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31,
Dollars in thousands

                                                                                      1996        1995        1994
INCREASE (DECREASE) IN CASH
Cash flows from operating activities:
Net income (loss)                                                                 $  1,060    $(15,725)   $ 30,745
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization                                                       36,678      31,746      29,828
Deferred income taxes                                                               (2,184)     (2,384)      7,677
Other                                                                               (3,409)      1,597      (8,178)
Change in current assets and liabilities, excluding effects of acquisition of
  Sure Fit and sale of Blanket Division inventories:
  Accounts receivable                                                               13,601      10,579      (5,582)
  Inventories                                                                      (10,004)      3,125      (4,160)
  Current deferred income taxes                                                        619      (4,395)      7,189
  Other prepaid expenses and current assets                                            957         582      (1,302)
  Accounts payable and accrued liabilities                                           3,083       4,990     (17,870)
  Federal and state income taxes                                                        --      (2,268)      2,006
NET CASH PROVIDED BY OPERATING ACTIVITIES                                           40,401      27,847      40,353
Cash flows from investing activities:
Additions to plant and equipment                                                   (33,386)    (64,153)    (51,929)
Proceeds from disposal of plant and equipment                                       15,483       1,218       1,815
Proceeds from sale of Blanket Division inventories and equipment                    26,189          --          --
Proceeds from sale of net assets held for sale                                          --      23,241          --
Purchase of Sure Fit, net of cash acquired                                              --     (27,300)         --
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                  8,286     (66,994)    (50,114)
Cash flows from financing activities:
Increase (decrease) in revolving debt                                              (46,816)     48,298      17,798
Proceeds from issuance of other long-term debt                                       3,610          --      10,000
Payments on long-term debt                                                          (5,499)     (1,469)    (11,597)
Proceeds from issuance of common stock                                                  41          57          80
Dividends paid on preferred stock                                                   (4,500)     (4,500)     (4,500)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                (53,164)     42,386      11,781
Net increase (decrease) in cash                                                     (4,477)      3,239       2,020
Cash at beginning of year                                                            9,124       5,885       3,865
Cash at end of year                                                               $  4,647    $  9,124    $  5,885
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest expense                                                                $ 26,150    $ 25,471    $ 23,871
  Income tax payments (refunds)                                                     (5,958)      2,848       5,381

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.
20

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(1) SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year items have been reclassified to conform to the 1996 presentation.
The Company operates in the textile industry and is principally involved in the manufacture and sale of home furnishings products. These sales are primarily to domestic department stores, mass retailers, specialty stores and large chain stores. Sales to one customer (Wal-Mart Stores and its affiliates) represented 21.2%, 16.6% and 18.3% of total sales of the Company in 1996, 1995 and 1994, respectively.
USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. INVENTORIES -- Inventories are valued at the lower of cost, determined principally on a last-in, first-out basis, or market.
DEPRECIATION -- Buildings, machinery and equipment are depreciated for financial reporting purposes on the straight line method over the estimated useful lives of these assets. Depreciation for tax purposes is provided on an accelerated basis.
REVENUE RECOGNITION -- Revenue from product sales is recognized at the time ownership of the goods transfers to the customer.
DEFERRED FINANCING FEES -- Debt financing fees are amortized over the term of the related debt.
INCOME PER COMMON SHARE -- Primary earnings per common share is based on net income after preferred dividend requirements and the weighted average number of shares of Common Stock outstanding during the year and common stock equivalents attributable to outstanding stock options. Fully diluted earnings per common share are calculated assuming conversion, when dilutive, of the 6% convertible subordinated sinking fund debentures and the $3 Series A Convertible Preferred Stock. Fully diluted income per common share for 1996 and 1995 are not presented as effects are anti-dilutive.
ACCOUNTING FOR STOCK-BASED COMPENSATION -- The Company accounts for its stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB 25, compensation expense is determined on the measurement date and compensation expense, if any, is measured based on the award's intrinsic value, the excess of the market price of the stock over the exercise price on the measurement date.
                                                                              21

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(2) RESTRUCTURING CHARGES
In March 1996 the Company announced the closing of a towel weaving facility and yarn manufacturing facility. In September 1996, the Company sold certain Blanket Division inventories and equipment to Pillowtex Corporation which resulted in closing the Blanket facilities in Eden, N.C. As a result of these actions the company incurred restructuring charges of $8.1 million in 1996. The restructuring charges include $3.6 million for employee termination benefits, substantially all of which has been paid, and the write-down of weaving and yarn equipment associated with closing the towel facilities and $4.5 million for Blanket Division employee termination benefits and the write-down of certain Blanket Division real estate which the Company intends to dispose of during 1997.
During 1995 the Company reorganized its New York operations and relocated sales, marketing and design personnel to Kannapolis, N.C. In conjunction with the reorganization, the Company offered a voluntary early retirement program to its salaried employees. In December 1995 the Company announced the closing of two yarn mills and agreed to sell a warehouse. As a result of these actions the Company incurred restructuring charges of $20.5 million in 1995. The restructuring charges include approximately $15.6 million primarily for severance and termination benefits for 54 employees, the voluntary early retirement program which was accepted by 87 employees and lease costs in connection with the New York reorganization and $4.4 million for the write-down of yarn equipment and $.5 million for termination benefits associated with closing the yarn mills. These charges increased the 1995 loss by $12.1 million, or $1.37 per share. At December 31, 1996, substantially all charges have been incurred.
(3) INVENTORIES
Inventories are valued at the lower of cost or market and consisted of the following at December 31:

                                       1996        1995
Finished goods                     $104,092    $117,776
Work in progress                     68,668      72,315
Raw materials and supplies           43,405      38,076
Total                              $216,165    $228,167

Approximately 69% of the inventories at year-end 1996 and 73% at year-end 1995 were valued on the last-in, first-out method (LIFO). If the first-in, first-out method of accounting had been used, inventories would have been greater by approximately $45 million and $49 million at December 31, 1996 and 1995, respectively. The LIFO reserve decreased $3.4 million in 1996 and increased $9.2 million in 1995. In 1996, reduction in LIFO inventory quantities had the effect of increasing net income by approximately $.6 million, or $.07 per share.
22

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(4) PLANT AND EQUIPMENT
Plant and equipment is stated at cost and consisted of the following at December 31:

                                      1996         1995
Land                             $   2,794    $   5,376
Buildings                          207,909      213,205
Equipment                          383,118      404,277
Plant additions in progress         16,467       24,903
Total                              610,288      647,761
Accumulated depreciation          (286,450)    (305,476)
Net plant and equipment          $ 323,838    $ 342,285

(5) ACCRUED LIABILITIES
Accrued liabilities were as follows at December 31:

                                        1996       1995
Salaries and other compensation      $10,630    $ 9,749
Pension, medical and other
  employee benefit plans              15,672     22,937
Advertising expense                    3,579      4,301
Interest expense                       3,629      4,267
Other                                 27,662     26,471
Total                                $61,172    $67,725

                                                                              23

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(6) DEBT
Long-term debt at December 31 was as follows:

                                       1996        1995
SENIOR LONG-TERM DEBT:
  Revolving term debt              $ 95,706    $142,522
  Industrial development bonds,
    due 2021                         10,000      10,000
  Industrial revenue bonds, due
    in installments through 2002      2,740       3,520
TOTAL SENIOR LONG-TERM DEBT         108,446     156,042
Less current portion                    700         780
NET SENIOR LONG-TERM DEBT           107,746     155,262
SUBORDINATED LONG-TERM DEBT:
  6% convertible subordinated
    sinking fund debentures due
    1997 to 2012                    123,558     125,000
  11.25% senior subordinated
    debentures due 2002 to 2004      85,000      85,000
TOTAL SUBORDINATED LONG-TERM
  DEBT                              208,558     210,000
Less current portion                  4,808          --
Net subordinated long-term debt     203,750     210,000
TOTAL LONG-TERM DEBT               $311,496    $365,262

The Company's revolving credit facility allowed the Company to borrow up to $195 million through January 3, 1998. Effective January 30, 1997, the Company replaced its existing revolving credit facility with a new revolving credit facility which allows the Company to borrow up to $200 million through January 30, 2002. Accordingly, borrowings under the revolving credit facility are classified as long-term debt. Interest rates on the replaced revolving term debt were, at the Company's option, at the prime rate fixed by The First National Bank of Boston, or at a Euromarket-based rate plus 2.25%. The borrowing rate decreased to a Euromarket-based rate plus 2% on January 31, 1997 under the new facility. The average interest rate on the revolving term debt was 7.8% on December 31, 1996.
The new revolving credit facility is secured by a first lien on substantially all of the Company's accounts receivable, inventories and general intangibles and requires, among other things, that the Company maintain certain financial ratios with regard to interest coverage and funded debt. It allows payment of $4.5 million of preferred dividends annually, but does not allow dividends on Common Stock. The revolving term debt agreement also places restrictions on the Company's ability to incur debt or liens, to make certain investments and to effect certain mergers, consolidations or sales of assets or changes in control. The Company's 6% Convertible Subordinated Sinking Fund Debentures are convertible into shares of Common Stock of the Company at a conversion price of $44.25 per share.
At December 31, 1996, the fair value of the Company's 6% Convertible Subordinated Debentures was $93.6 million compared to a carrying value of $123.6 million and the fair value of the 11.25% Subordinated Debentures was $88.2 million compared to a carrying value of $85 million. The fair value of the debentures is based on quoted market prices. Differences between fair value and carrying value of the Company's other debt were not significant.
The aggregate principal and sinking fund payments required to be made on long-term debt during each of the five years subsequent to December 31, 1996 are: 1997, $5.5 million; 1998, $7.0 million; 1999, $6.6 million; 2000, $6.6 million and 2001, $6.6 million.
24

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(7) LEASE OBLIGATIONS
The Company leases certain real estate and equipment under various operating leases. Listed below are the future minimum rental payments required under these operating leases with noncancelable terms in excess of one year at December 31, 1996.

                                                                                    Real
                                                                                  Estate    Equipment      Total
1997                                                                             $ 5,596    $   5,950    $11,546
1998                                                                               4,634        5,847     10,481
1999                                                                               3,547        5,077      8,624
2000                                                                               3,017        4,513      7,530
2001                                                                               2,919        3,393      6,312
Subsequent years                                                                  22,130        4,520     26,650
Net minimum lease payments                                                       $41,843    $  29,300    $71,143

Total rental expense for all operating leases was $20.6 million, $22.0 million, and $20.2 million for 1996, 1995 and 1994, respectively.
(8) SHAREOWNERS' EQUITY
In November 1993 the Company's shareowners authorized 10 million shares of undesignated preferred stock and the issuance of up to 1.8 million shares of preferred stock. On November 24, 1993, the Company sold 1.5 million shares of $3.00 Series A Convertible Preferred Stock ("$3.00 Preferred Stock") in a private offering and received net proceeds of $72.4 million. Each $3.00 Preferred Stock share is convertible into 1.7094 shares of Common Stock, equivalent to a conversion price of $29.25 on the $50 offering price. Annual dividends are $3.00 per share and are cumulative. The $3.00 Preferred Stock may be redeemed at the Company's option on or after September 1, 2004, in whole or in part, at $50 per share plus accrued and unpaid dividends. In the event the Company's 11.25% Senior Subordinated Debentures are not outstanding or have been defeased the $3.00 Preferred Stock may be redeemed, in whole or in part, at the option of the Company, at a redemption price of $51.50 per share beginning as of September 10, 1998 and at premiums declining to the $50 liquidation preference by September 2004.
                                                                              25

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(8) SHAREOWNERS' EQUITY (CONTINUED)
On November 24, 1993, the Board of Directors adopted a Stockholder Rights Plan and declared a dividend of one preferred stock purchase right ("right") for each outstanding share of the Company's Common Stock. Similar rights have been, and generally will be, issued in respect of Common Stock subsequently issued. Each right becomes exercisable, upon the occurrence of certain events, for one one-hundredth of a share of Series B Junior Participating Preferred Stock, $.01 par value, at a purchase price of $80 or, in certain circumstances, Common Stock or other securities, cash or other assets having a then current market price (as defined and subject to adjustment) equal to twice such purchase price. Under the Stockholder Rights Plan, 500,000 shares of Series B Junior Participating Preferred Stock have been reserved. The rights currently are not exercisable and will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's outstanding shares of Common Stock. The rights, which expire on December 6, 2003, are redeemable in whole, but not in part, at the Company's option at any time for a price of $.02 per right.
At December 31, 1996, the Company has the Employee Stock Option Plan and the Director Stock Option Plan. The Employee Stock Option Plan was adopted by the Board of Directors and approved by the shareowners in 1995. Under the Employee Plan, options granted may be either incentive or nonqualified stock options and are granted at not less than the fair market value of the Company's Common Stock at the time of grant. Options generally become exercisable in four equal annual installments commencing one year from the date of grant and expire ten years from such date. Under the plan, 435,000 shares of Common Stock have been reserved for awards. Any shares subject to an option which expires or is terminated unexercised as to such shares may again be subject to an option granted under the plan. During 1996 and 1995, respectively, options to purchase 37,500 and 400,400 shares of Common Stock were awarded at an average exercise price of $18.75 and $22.17. At December 31, 1996, there are 36,075 shares available for future grants.
The Director Stock Option Plan was adopted by the Board of Directors and approved by the shareowners. Under the Directors's plan, an annual grant of an option to purchase 2,000 shares of Common Stock is awarded to each non-employee Director on the fifth business day after the annual meeting of shareowners. Options to non-employee Directors are nonqualified options. The price per share is the fair market value of the Company's Common Stock on the grant date. Options vest when awarded and expire seven years from the grant date, but no option may be exercised during the six-month period following its grant except in the case of death or disability. Under the plan, 500,000 shares of Common Stock have been reserved for awards. During 1996 and 1995, respectively, options to purchase 14,000 and 16,000 shares of Common Stock were awarded at an exercise price of $20.625 and, $22.125. At December 31, 1996, there are 418,000 shares available for future grants.
26

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(8) SHAREOWNERS' EQUITY (CONTINUED)
The Company accounts for these plans in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations instead of the alternative fair value accounting provided for under FASB No. 123, "Accounting for Stock-Based Compensation." Because the exercise price of the stock options is not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized under APB 25. Had compensation costs for the Company's two Plans been determined based on the fair value at the grant dates for awards under those Plans consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                       1996        1995
Net income (loss):
  As reported                        $1,060    $(15,725)
  Pro forma                               6     (16,553)
Earnings per share:
  As reported                          (.38)      (2.28)
  Pro forma                            (.50)      (2.37)

The above pro forma amounts have been determined as if all grants after December 31, 1994 have been accounted for on the fair value method.
The following schedule summarizes the Plans' stock option activity for the three years ended December 31, 1996:

                                                Weighted
                             Number of           Average
                                Shares    Exercise Price
Outstanding,
  January 1, 1994               27,000       $  16.17
Awarded                          8,000          25.63
Exercised                       (5,000)         16.05
Outstanding,
  January 1, 1995               30,000          18.70
Awarded                        416,400          22.17
Exercised                       (4,000)         14.16
Canceled                        (9,800)         22.67
Outstanding,
  January 1, 1996              432,600          22.16
Awarded                         51,500          19.26
Exercised                       (2,000)         20.63
Canceled                       (36,175)         22.36
Outstanding,
  December 31, 1996            445,925          21.74
Options exercisable:
  December 31, 1994             30,000
  December 31, 1995             40,000
  December 31, 1996            149,750

Weighted-average fair value of options granted during the year:

  1995      $ 12.43
  1996      $  9.12

The Black-Scholes option pricing model was used to calculate the fair value of each option based on the following assumptions for 1995 and 1996, respectively; risk-free interest rates 6.8 and 6.0 percent; no dividend yield for both years; expected lives of 6 and 6 years; and volatility of 48 and 40 percent.
As of December 31, 1996, the 445,925 options outstanding under the Plans have exercise prices between $13.00 and $25.63 and a weighted average remaining contractual life of 7.5 years.
                                                                              27

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(8) SHAREOWNERS' EQUITY (CONTINUED)
On September 11, 1991, the Board of Directors approved the grant of a nonqualified stock option to purchase 20,000 shares of Common Stock to the Company's chief executive officer. The per share price is $14.875, the fair market value on that date. This option became exercisable on January 1, 1992, and expires on September 10, 1998.
The Company has a Long-Term Incentive Plan (the Plan). Under the Plan, employees who are senior executives of the Company may be awarded shares of Common Stock without cost to the employee. The fair market value of the shares at the date of award is accounted for as deferred compensation and is amortized over the restricted period. At December 31, 1996, unamortized deferred compensation of $.2 million is included in shareowners'equity as a reduction of additional paid in capital. Awards under the Plan are vested after the employee completes four years of continuous employment beginning with the year for which the award is made. Vesting occurs prior to completion of four years of employment if the employee dies while employed, reaches normal retirement or becomes disabled. Under the Plan, 650,000 shares of Common Stock have been reserved for awards. The following is an analysis of shares of restricted stock under the Long-term Incentive Plan:

                             1996       1995        1994
Number of Shares:
Outstanding at
  beginning of year       141,146    151,111     111,674
Awarded                        --     70,000      70,000
Cancelled                  (4,241)    (5,460)         --
Issued                    (52,030)   (74,505)    (30,563)
Outstanding at end of
  year                     84,875    141,146     151,111
Available for grant at
  end of year             194,249    190,008     254,548
Market value on date of
  grant for shares
  granted during year          --    $ 22.00    $ 28.625

Transactions with respect to common stock and additional paid in capital during the three years ended December 31, 1996, were as follows:

                                               Additional
                                                  Paid in
                               Common Stock       Capital
                          Shares     Amount        Amount
Balance 12/31/93      12,186,167    $12,186     $212,799
Shares issued to
  employee savings
  plans                   99,085         99        2,571
Restricted shares
  award                   70,000         70          (70)
Earned
  compensation,
  restricted stock            --         --        1,431
Preferred stock
  issuance expense            --         --          (73)
Director stock
  options exercised        5,000          5          114
Balance 12/31/94      12,360,252     12,360      216,772
Shares issued to
  employee savings
  plans                  132,034        132        2,563
Restricted shares
  awarded                 70,000         70          (70)
Restricted shares
  cancelled               (5,460)        (5)           5
Earned
  compensation,
  restricted stock            --         --        1,684
Director stock
  options exercised        4,000          4           71
Balance 12/31/95      12,560,826     12,561      221,025
Shares issued to
  employee savings
  plans                  180,309        180        2,959
Restricted shares
  cancelled               (4,241)        (4)        (104)
Earned
  compensation,
  restricted stock            --         --          692
Director stock
  options exercised        2,000          2           39
Balance 12/31/96      12,738,894    $12,739     $224,611

Total shares of Common Stock outstanding as of December 31, 1996 are reduced to 9,132,494 shares by 3,606,400 shares of treasury stock acquired with the acquisition of Amoskeag. The $117.2 million cost of the treasury stock reduces total shareowners' equity.
28

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(9) EMPLOYEE PENSION AND SAVINGS PLANS
The Company has trusteed pension plans covering essentially all employees. The plans provide pension benefits that are based on the employees' compensation and service. The Company's policy is to fund amounts required by applicable regulations.
Pension expense amounted to $5.6 million in 1996, $8.2 million in 1995 and $6.9 million in 1994. Net pension expense for 1996, 1995 and 1994 consisted of the following components:

                             1996        1995        1994
Service cost (benefits
  earned during the
  period)                $  8,103    $  6,530    $  8,076
Interest cost on
  projected benefit
  obligation               19,034      17,572      16,668
Actual return on
  assets                  (33,209)    (52,465)      4,845
Net amortization and
  deferral                 11,637      34,197     (22,703)
Special termination
  benefits                     --       2,359          --
Net pension cost         $  5,565    $  8,193    $  6,886

The Company recognized special termination benefits from a voluntary early retirement program in 1995.
The table below sets forth the plans' funded status at December 31:

                                       1996        1995
Projected benefit obligation:
Vested benefits                    $250,242    $243,767
Non-vested benefits                   7,075       6,265
Accumulated benefit obligation      257,317     250,032
Additional amounts related to
  projected compensation levels       7,507       8,121
Total projected benefit
  obligation                        264,824     258,153
Plan assets at fair value,
  primarily publicly traded
  stocks and bonds                  278,376     253,378
Plan assets over (under)
  projected benefit obligation       13,552      (4,775)
Unrecognized net loss                15,442      31,752
Unrecognized net transition
  assets                               (534)     (1,556)
Unrecognized prior service cost       2,141       2,470
Net pension asset recognized in
  the Consolidated Statement of
  Financial Position               $ 30,601    $ 27,891

Assumptions used in determining the funded status of the pension plans were as follows:

                                1996     1995     1994
Discount rate                  7.75 %   7.25 %    8.6 %
Increase in compensation
  levels                        4.5 %    4.5 %    4.5 %
Expected long-term rate of
  return on assets                9 %      9 %      9 %

The Company also sponsors employee savings plans which cover substantially all employees. The Company provides a match of 70% of employee contributions up to two percent of compensation and a match of 20% of employee contributions for the next two percent of compensation. The matching formula may be changed yearly at the discretion of the Company. The match is contributed quarterly in Common Stock of the Company. Expense of the Company match was $3.1 million in 1996, $2.7 million in 1995 and $2.7 million in 1994.
                                                                              29

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(10) POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS
The Company provides medical insurance premium assistance and life insurance benefits to retired employees. The medical premium assistance payments are at a fixed dollar amount based on the retiree's years of service. Essentially all of the Company's employees become eligible for these benefits when they reach retirement age while working for the Company. The Company's policy is to fund the plans as benefits are paid.
The table below sets forth the plans' combined status at December 31:

                                        1996       1995
Accumulated postretirement
  benefit obligation --
  Retirees                           $26,089    $25,057
  Fully eligible active
    participants                       7,441      8,892
  Other active participants            4,802      5,838
  Total                               38,332     39,787
Unrecognized net gain (loss)             225     (1,422)
Accrued postretirement benefit
  cost recognized in the
  Consolidated Statement of
  Financial Position at December
  31                                 $38,557    $38,365

The discount rate used in determining the accumulated postretirement benefit obligation was 7.75% as of December 31, 1996 and 7.25% as of December 31, 1995. Medical premium assistance payments are at a fixed dollar amount based on the retiree's years of service and, therefore, the plan is not affected by a health care cost trend rate assumption.
Net periodic postretirement benefit cost for 1996, 1995 and 1994 included the following components:

                               1996      1995       1994
Service Cost (benefits
  earned during the
  period)                    $  903    $  818    $   979
Interest cost on projected
  benefit obligation          2,748     2,945      2,820
Net amortization and
  deferral                      109      (171)       206
Net periodic
  postretirement benefit
  cost                       $3,760    $3,592    $ 4,005

30

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(11) INCOME TAXES
At December 31, 1996, the Company had $51.6 million of deferred tax assets and $108.1 million of deferred income tax liabilities which have been netted for presentation purposes. The significant components of these amounts as shown on the balance sheet are as follows:

                                                                        12/31/96                   12/31/95
                                                                  Current     Noncurrent     Current     Noncurrent
                                                                 Liability     Liability    Liability     Liability
Depreciation                                                     $    576    $    52,574    $    636    $    52,899
Inventory valuation                                                36,882             --      35,924             --
Deferred compensation                                                  --         (5,400)       (360)        (5,031)
Accruals and allowances                                           (16,264)        (1,123)    (16,401)        (4,129)
Operating loss and credit carryforwards                            (4,973)            --      (2,155)            --
Other                                                               1,991         (7,760)        (51)        (3,264)
Total deferred tax liabilities                                   $ 18,212    $    38,291    $ 17,593    $    40,475

The provision for income taxes included in the Consolidated Statement of Income and Retained Earnings consisted of the following:

                             1996        1995       1994
Current
  Federal                 $(1,582)   $ (5,611)   $ 5,397
  State                       131         306         56
Deferred
  Federal                   2,055      (3,977)     8,327
  State                      (490)     (2,802)     1,758
Total income taxes on
  income                  $   114    $(12,084)   $15,538

                                                                              31

FIELDCREST CANNON, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular Amounts in thousands except per share
(11) INCOME TAXES (CONTINUED)
The income tax effect of items which altered the Company's effective income tax rate from the statutory federal rate were as follows:

                                                         1996                   1995                    1994
                                                   Amount    Percent       Amount    Percent      Amount    Percent
Tax at statutory rate                              $ 411        35.0%    $ (9,733)      35.0%    $16,199       35.0%
State taxes, net                                    (233 )     (19.8)      (1,623)       5.8       2,037        4.4
Tax credits                                          (36 )      (3.1)        (543)       2.0        (567)      (1.2)
Prior years tax settlements                           --          --           --         --      (1,714)      (3.7)
Other                                                (28 )      (2.4)        (185)        .7        (417)       (.9)
Net taxes                                          $ 114         9.7%    $(12,084)      43.5%    $15,538       33.6%

At December 31, 1996, the Company has net operating loss carryforwards of $51.2 million for state income tax purposes that expire in 2000 through 2011 and alternative minimum tax credit carryforwards of $2.7 million.
32

FIELDCREST CANNON, INC.
REPORT OF MANAGEMENT
The integrity and objectivity of the information presented in this Annual Report are the responsibility of Fieldcrest Cannon, Inc. management. The financial statements contained in this report were audited by Ernst & Young LLP independent auditors, whose report appears on this page.
The Company maintains a system of internal controls which is independently assessed on an ongoing basis through a program of internal audits. These controls include the selection and training of the Company's employees, organizational arrangements that provide a division of responsibilities and communication programs explaining the Company's policies and standards. We believe this system provides reasonable assurance that transactions are executed in accordance with management's authorization; that transactions are appropriately recorded to permit preparation of financial statements that, in all material respects, are presented in conformity with generally accepted accounting principles; and that assets are properly accounted for and safeguarded against loss from unauthorized use.
The Board of Directors pursues its responsibilities for the financial statements through its Audit Committee, which consists solely of directors who are neither officers nor employees of the Company. The Audit Committee meets periodically with the independent public accountants, the internal auditors and representatives of management to discuss internal accounting control, auditing and financial reporting matters.
Thomas R. Staab
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
REPORT OF INDEPENDENT AUDITORS
The Shareowners and
Board of Directors of
Fieldcrest Cannon, Inc.
We have audited the accompanying consolidated statement of financial position of Fieldcrest Cannon, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fieldcrest Cannon, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.
Greensboro, North Carolina
January 31, 1997
                                                                              33

FIELDCREST CANNON, INC.
SELECTED FINANCIAL AND STATISTICAL DATA
In thousands of dollars, except per share data

SUMMARY OF CONTINUING OPERATIONS (A)               1996           1995           1994           1993         1992
Net sales                                    $1,092,496     $1,095,193     $1,063,731     $1,000,107     $981,773
Depreciation                                 $   35,180     $   30,248     $   28,779     $   29,524     $ 29,480
Operating income (loss)                          22,439(b)       (112)(c)      70,538         53,563       60,855
Income (loss) from continuing operations          1,060(b)    (15,725)(c)      30,745(d)      14,966(e)    15,690(f)
PER SHARE OF COMMON STOCK:
Primary income (loss) from continuing
  operation                                  $    (.38)(b)  $   (2.28)(c)  $     3.02(d)  $     1.24(e)  $   1.39(f)
Fully diluted income (loss)                          --(b)          --(c)        2.51(d)          --(e)        --(f)
Shareowners' equity                               15.41          15.68          17.84          13.79        23.76
Number of employees                              11,312         13,610         13,926         14,090       14,636
Number of shareholders                            1,953          2,082          2,191          2,401        2,735
SUMMARY OF FINANCIAL POSITION
Capital expenditures                         $   33,386     $   64,153     $   51,929     $   21,594     $ 20,687
Working capital                                 229,010        268,477        282,461        262,326      296,580
Total assets                                    768,493        812,946        782,665        740,446      863,991
Long-term debt                                  311,496        365,262        317,744        294,611      353,419
Shareowners' equity                             215,755        215,431        232,202        193,330      284,478
FINANCIAL RATIOS
Return on net sales                                  .1%         (1.4)%           2.9%           1.5%         1.6%
Return on average shareowners' equity                .5          (7.0)           14.5            6.8          6.0
Return on average total assets                       .1          (2.0)            4.0            1.9          1.8

(a) On July 30, 1993, the Company completed the sale of its carpet and rug operations. Accordingly, the summary of continuing operations excludes the discontinued carpet and rug operations for all periods presented.
(b) Reflects pre-tax restructuring charges of $8.1 million which reduced 1996 income by $5.1 million, or $.56 per common share. Fully diluted income per share is not presented as effects are anti-dilutive.
(c) Reflects pre-tax restructuring charges of $20.5 million which increased 1995 loss by $12.1 million, or $1.37 per common share. Fully diluted income per share is not presented as effects are anti-dilutive.
(d) 1994 income was increased $1.7 million, or $.20 per common share on a primary basis and $.12 per share on a fully diluted basis, as a result of favorable settlements of prior years income taxes.
(e) Reflects pre-tax restructuring charges of $10 million and income tax adjustments of $1.4 million which reduced 1993 income from continuing operations before accounting changes by $7.5 million, or $.64 per common share. The Company adopted FAS 106, "Employers' Accounting for
      Postretirement Benefits other than Pensions" and FAS 109, "Accounting for Income Taxes", effective
      January 1, 1993. The cumulative effect of these accounting changes reduced 1993 net income by $70.3 million, or $5.99 per common share. Fully diluted income per share is not presented as effects are anti-dilutive. Financial ratios for 1993 are based on income from continuing operations before accounting changes.
(f) Before extraordinary charge for early retirement of debt which reduced 1992 net income by $5.2 million, or $.46 per common share. Fully diluted income per share is not presented as effects are anti-dilutive. Financial ratios for 1992 are based on income from continuing operations before the extraordinary charge.